PROSPECTUS

                                 SBM CERTIFICATE COMPANY
                                 SERIES 503 CERTIFICATES
                                 SERIES 505 CERTIFICATES
                                 SERIES 507 CERTIFICATES
                                 SERIES 510 CERTIFICATES

    This Prospectus describes fully paid fixed-rate face-amount certificates ("Certificates") issued by SBM Certificate Company (the "Company"). When you purchase a Certificate, you make a single payment to the Company in exchange for its promise to pay the amount you have invested ("Face Amount"), plus accrued interest, on a fixed future date.

    The Series 503, Series 505, Series 507 and Series 510 Certificates have fixed interest guarantee periods ("Guarantee Periods") of three, five, seven and ten years, respectively, from the date of issue. The Guarantee Periods for the Certificates will automatically be extended for additional Guarantee Periods of the same duration, unless you notify the Company in writing to the contrary. Your Certificate will mature no later than thirty years from the date it was issued ("Maturity Date"). Your Certificate investment earns a fixed interest rate that is declared in advance for the duration of a Guarantee Period, but never is less than 2.5%. You may choose to have your interest:

    - COMPOUNDED ANNUALLY and paid at the end of the Guarantee Period, when the Certificate matures, or when you make a withdrawal

    - PAID ANNUALLY

    - PAID QUARTERLY

    As of the date of this Prospectus, depending upon the interest payment method you have chosen, we will pay interest under the Certificates at the following initial rates for the Guarantee Period of each Series:

                                                INTEREST    INTEREST    INTEREST
                                                  PAID        PAID     COMPOUNDED
CERTIFICATE                                     QUARTERLY   ANNUALLY    ANNUALLY
-----------                                     ---------   --------   -----------
Series 503....................................    6.45%      6.55%        6.70%
Series 505....................................    6.85%      6.95%        7.10%
Series 507....................................    7.65%      7.75%        7.90%
Series 510....................................    8.00%      8.10%        8.25%

    These rates may or may not have changed when you apply to purchase your Certificate. New interest rates for each of the Guarantee Periods will be declared periodically, with a guaranteed minimum rate of 2.5%. See "Description of the Certificates" for a more complete description of the terms of the Certificates, including applicable charges for early withdrawals.

    THERE IS NO SALES CHARGE WHEN YOU PURCHASE YOUR CERTIFICATE. IF YOU WITHDRAW ALL OR A PORTION OF YOUR CERTIFICATE INVESTMENT PRIOR TO THE END OF A GUARANTEE PERIOD, A WITHDRAWAL CHARGE WILL APPLY.

    This Prospectus contains information about the Certificates that you should know before investing. You should read this Prospectus and any supplements, and retain them for future reference.

    PLEASE SEE "RISK FACTORS" AT PAGE 4 FOR A DESCRIPTION OF THE RISKS ASSOCIATED WITH AN INVESTMENT IN THE CERTIFICATES.

    THE CERTIFICATES ARE NOT DEPOSITS OR OTHER OBLIGATIONS OF, OR GUARANTEED BY ANY BANK, NOR ARE THEY INSURED BY THE FDIC. THEY ARE SUBJECT TO INVESTMENT RISKS, INCLUDING POSSIBLE LOSS OF THE PRINCIPAL AMOUNT INVESTED.

    THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THE CERTIFICATES OR PASSED ON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

January 28, 2001

                               TABLE OF CONTENTS

                                                                PAGE
                                                              --------
SBM Certificate Company.....................................      4
Risk Factors................................................      4
  Absence of a Rating.......................................      4
  Relationship with State Bond..............................      5
  Effects of Changes in Interest Rates......................      5
  Withdrawals During a Guarantee Period.....................      5
  Interest Rates for Renewal Periods........................      5
Description of the Certificates.............................      6
  Minimum Investment........................................      6
  Interest Rates............................................      6
  Interest Payment Options..................................      6
  Guarantee Periods and Maturity............................      7
  Withdrawals...............................................      7
  Loans.....................................................      8
  Deferred Payment..........................................      9
  Federal Income Tax Treatment..............................      9
  Transfer of Ownership.....................................      9
Reserves and Deposits with Custodian........................     10
Certain Financial Information...............................     10
Use of Proceeds.............................................     10
Investments.................................................     10
  Type of Investments.......................................     11
  Investment Policies.......................................     13
  Management of Securities Investment.......................     14
  Real Estate Loan Portfolio................................     14
  Performance...............................................     14
How to Purchase Certificates................................     14
  Through the Company.......................................     15
  Through Authorized Sellers................................     15
  Affinity Groups...........................................     15
  Investment Amounts........................................     15
  Canceling Your Order......................................     16
  Application Acceptance....................................     16
About SBM Certificate Company...............................     16
  History...................................................     16
  Business..................................................     16
  Competition...............................................     17
  Employees.................................................     17
  Capital Structure.........................................     18
  Regulation................................................     18
  Description of Property...................................     18
  Legal Proceedings.........................................     18

                                                                PAGE
                                                              --------
Executive Officers and Directors............................     18
  Board of Directors........................................     20
  Committees of the Board of Directors......................     20
Relationship with State Bond and Affiliates.................     21
Independent Auditors........................................     21
Selected Financial Data.....................................     22
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................     23
  Results of Operations.....................................     23
  Asset Portfolio Review....................................     26
  Liquidity and Financial Resources.........................     27
Index to Financial Statements...............................    S-1

                            SBM CERTIFICATE COMPANY

    The Company is a Maryland corporation wholly-owned by State Bond & Mortgage Company, L.L.C. ("State Bond"), a Maryland limited liability company. The Company's executive offices are located at 5101 River Road, Suite 101, Bethesda, Maryland 20816; the telephone number is 301-656-4200. The Company maintains an Administrative Office at 100 North Minnesota Street, 2nd Floor, New Ulm, MN 56073; the toll-free telephone number is 1-888-749-4353.

    On July 19, 2000, State Bond completed the purchase of all of the issued and outstanding shares of common stock of SBM Certificate Company a Minnesota corporation ("SBM MN"), from ARM Financial Group ("ARM"), a Delaware corporation (the "Acquisition"). State Bond effected the Acquisition as assignee under a Stock Purchase Agreement, dated March 28, 2000, by and among 1st Atlantic Guaranty Corporation ("1st Atlantic"), a Maryland corporation, and ARM. State Bond is wholly-owned by 1st Atlantic. The Company and 1st Atlantic each is a face-amount certificate company registered as such under the Investment Company Act of 1940 ("1940 Act").

    As part of the Acquisition transactions, SBM MN was merged into the Company, which became the surviving corporation. The Company was organized on May 24, 2000, with nominal assets, and formed for purposes of redomestication from Minnesota to Maryland. As a result, the Company has succeeded SBM MN, which was a registered face-amount certificate company, as the "registrant" in all filings made by SBM MN under the Securities Act of 1933, Securities Exchange Act of 1934 ("Exchange Act") and the 1940 Act, including the registration statement of which this prospectus is a part.

    The Company has assumed the face-amount certificate business of SBM MN. The Company's predecessors have issued various series of face-amount certificates of the fully paid and installment type since 1914. The Company has assumed the obligations under SBM MN's outstanding face-amount certificates as a result of the Acquisition.

                                  RISK FACTORS

    The Company is not a bank, broker-dealer or insurance company. THE CERTIFICATES ARE NOT BANK PRODUCTS, EQUITY INVESTMENTS, ANNUITIES OR LIFE INSURANCE, AND ARE NOT GUARANTEED OR INSURED BY ANY GOVERNMENTAL AGENCY OR FUND OR PRIVATE THIRD PARTY.

ABSENCE OF RATING

    The Company has not applied for or received a rating for the Certificates from any nationally recognized rating organization.

RELATIONSHIP WITH STATE BOND

    The Company is an independent operating entity, but relies upon State Bond and its affiliates to provide it with management, marketing and administrative services, as well as personnel, for the conduct of the Company's business. See "Relationship with State Bond and Affiliates."

EFFECTS OF CHANGES IN INTEREST RATES

    Economic and market conditions and fluctuations in interest rates affect the market value of the Company's investment portfolio, which consists primarily of government and corporate bonds, and money market accounts. Although the Company seeks to control this interest rate risk, the value of its investment portfolio may decrease during periods of sharp changes in interest rates. In such an environment, if the Company had to sell assets to meet liquidity needs, it could recognize losses on the sale of these assets. These losses could reduce the overall capital resources available to the Company to provide a source of funds for its operations, including the making of payments on Certificates.

WITHDRAWALS DURING A GUARANTEE PERIOD

    You may make withdrawals under a Certificate during a Guarantee Period. However, the Company assesses a withdrawal charge if you withdraw some or all of your account value prior to the end of a Guarantee Period. Your "account value" includes the amount you invest in a Certificate at the outset (your "principal"), together with accrued interest. The charge will be assessed against your remaining account value or, in the case of a complete surrender, deducted from your account value. Therefore, you may receive less upon a withdrawal than the amount of your investment. See "Guarantee Periods and Maturity" and "Withdrawals" under "Description of Certificates," below.

    We assess the withdrawal charge largely because of the negative impact that early withdrawals of principal investments could have on our reserves and our ability to offer competitive interest rates to investors. The withdrawal charge also helps us defray part of our cost of marketing the Certificates under which withdrawals are made. You also may be subject to penalties if you withdraw amounts held in a Certificate from an IRA or other tax-qualified plan. Please consult your tax adviser.

INTEREST RATES FOR RENEWAL PERIODS

    The initial interest rates applicable to the Certificates are payable for the initial three, five, seven and ten-year Guarantee Periods only. Although the Company intends to declare in advance interest rates above the 2.5% minimum rate for Certificate years beyond the initial Guarantee Period, it has no obligation to do so.

                        DESCRIPTION OF THE CERTIFICATES

MINIMUM INVESTMENT

    The minimum amount you may invest is (a) $1,000 if you choose to have interest compounded or paid annually, or (b) $5,000 if you choose to have interest paid quarterly. The amount you invest in a Certificate is its face amount.

INTEREST RATES

    The Company periodically declares the interest rates payable for a Certificate's Guarantee Period. The interest rate declared will be applicable for the entire Guarantee Period. The Company will never declare an annual interest rate of less than 2.5%. To confirm the Company's current rates at any time, please contact the Company's Administrative Office by calling toll-free at 1-888-749-4353.

    The interest rates applicable to your Certificate during its initial Guarantee Period will be the rates in effect on the date your application is accepted at the Company's Administrative Office ("Effective Date").

    The prevailing interest rates available on interest-bearing instruments are a primary consideration in deciding upon the interest rates declared by the Company. However, the Company has complete discretion as to what interest rates it declares for the Certificates. When a Certificate is renewed, the interest rates in effect for the succeeding Guarantee Period will be the declared rates at the end of the Guarantee Period that is expiring. These new interest rates may be greater or lesser than the rates in effect for the expiring Guarantee Period.

INTEREST PAYMENT OPTIONS

    You may choose to:

    - compound your interest annually and receive it at the end of the Guarantee Period, when the Certificate matures or when you make a withdrawal

    - receive annual interest payments

    - receive quarterly interest payments

    Your interest rates will be different depending on the interest payment option you choose. You may not change your interest payment option once your Certificate has been issued. Interest on the Certificates accrues monthly.

GUARANTEE PERIODS AND MATURITY

    At the end of a Guarantee Period, you will be entitled to receive the original invested amount if you elected to receive interest payments annually or quarterly. If you elected to have interest compounded, you will be entitled to receive the original invested amount plus interest. In all cases, the amount you receive will be reduced by the amount of any prior partial withdrawals of your account value and applicable withdrawal charges. You may partially or fully redeem your Certificate at the end of any Guarantee Period and incur no withdrawal charge. See "Withdrawals."

    The Company will notify you in writing at least fifteen days prior to the end of your Certificate's Guarantee Period. Unless you notify the Company in writing to the contrary, the Company will automatically extend your Series 503 Certificate, Series 505 Certificate, Series 507 Certificate, or Series 510 Certificate for an additional three, five, seven or ten-year period, respectively. The Company may extend your Series 503, Series 505, Series 507 and Series 510 Certificate for a total of nine, five, three and two additional periods, respectively, until final maturity. The terms of your initial Certificate will continue to apply, except that as explained above under "Interest Rates," new interest rates may apply.

    Series 503, Series 505 and Series 510 Certificates have final maturities of 30 years after original issuance. Series 507 Certificates have a final maturity of 28 years after original issuance. The date on which a Certificate "finally matures" is the Maturity Date of the Certificate.

WITHDRAWALS

    The withdrawal charge imposed by the Company if you withdraw any amount of your account value prior to the end of a Guarantee Period will be assessed against your remaining account value or, in the case of a complete surrender of your Certificate, deducted from the amount withdrawn, according to the following schedule:

Charge Applied to Amount Withdrawn

YEAR OF GUARANTEE PERIOD                        1          2          3          4          5          6          7          8
------------------------                     --------   --------   --------   --------   --------   --------   --------   --------
Series 503.................................     3%         3%         2%
Series 505.................................     5%         5%         4%         3%         2%
Series 507.................................     7%         7%         6%         5%         4%         3%         2%
Series 510.................................    10%        10%         9%         8%         7%         6%         5%         4%

YEAR OF GUARANTEE PERIOD                        9          10
------------------------                     --------   --------
Series 503.................................
Series 505.................................
Series 507.................................
Series 510.................................     3%         2%

    The minimum amount you may withdraw is $1,000. The minimum amount remaining must be at least $1,000, if you chose to have interest compounded to maturity or paid annually, and at least $5,000 if you chose to have interest paid quarterly. The entire account value will be withdrawn if the amount otherwise remaining is less than the applicable minimum amount.

    The withdrawal charge does not apply to scheduled withdrawals of interest. In addition, the charge does not apply to any withdrawals made within three months of the Maturity Date of a Certificate, or if the withdrawal is made to meet expenses resulting from your death.

    You must submit a written request for withdrawal to the Company at its Administrative Office. The amount requested will be withdrawn first from accrued interest and then from principal. Withdrawal requests will be processed on the business day that they are received, and a check will be disbursed to you generally within ten business days.

    For mutual protection, a signature guarantee may be required if:

    (1) you request a withdrawal of an amount in excess of $50,000,

    (2) you request that your redemption proceeds be disbursed to someone other than the registered owners,

    (3) you request that your redemption proceeds be disbursed to an address other than the address of record, a preauthorized bank account, or a preauthorized brokerage firm account,

    (4) withdrawal instructions are received from an agent, not the registered owners, or

    (5) the Company believes a signature guarantee would protect against potential claims based on the instructions received.

    A signature guarantee verifies the authenticity of your signature. You can obtain a signature guarantee from certain banks, brokers or other eligible guarantors. You should verify that the institution is an eligible guarantor prior to signing. A notarized signature is not sufficient.

LOANS

    You may borrow up to 50% of your account value for a term not to exceed five years, but not beyond the Maturity Date of your Certificate. Loans are subject to an annual interest charge of up to 6% of the amount withdrawn, but are not subject to the withdrawal charge. You will not earn interest on the amount borrowed. The Company will treat a loan that you do not repay as a permanent withdrawal. The Company will assess the withdrawal charge that would have applied at the date the loan was due but not repaid.

DEFERRED PAYMENT

    The Company reserves the right, prior to a Certificate's maturity, to defer any payment for up to thirty days. During any such period, interest will accrue on the deferred amount at not less than the minimum interest rate of 2.5%.

FEDERAL INCOME TAX TREATMENT

    Under Internal Revenue Service rules and regulations, Certificateholders realize current income for tax purposes. Under these guidelines, you must report interest accrued on a Certificate as taxable ordinary income each year on a current basis. If you have elected to have interest compounded annually, you must recognize interest income for income tax purposes in the years in which it is accrued even though you won't receive the interest payment until the end of the Certificate's Guarantee Period or until the Certificate matures. The Company will report to you annually the amount of your income from the Certificate for tax purposes. Please consult your tax adviser for information about any tax consequences in your individual circumstances.

    Pursuant to federal law, you must provide the Company with a correct taxpayer identification number. Generally, this number is your Social Security or employer identification number. Failure to provide such number may make it necessary for the Company to withhold a portion of any accrued interest.

TRANSFER OF OWNERSHIP

    You may transfer ownership of your Certificate by submitting a completed transfer request form to the Administrative Office. Please note that transfers of ownership from a tax-qualified plan may have adverse tax consequences. Please consult your tax adviser.

    You should sign the written transfer request exactly as the Certificate is registered. For transfers of $20,000 or more, your signature or signatures must be guaranteed by a national securities exchange, a member firm of a principal stock exchange, a registered securities association, a clearing agency, a bank or trust company, a savings association, a credit union, a broker or dealer, a municipal securities broker or dealer, or a government securities broker or dealer. Further documentation may be required from corporations, executors, partnerships, administrators, trustees or custodians.

                      RESERVES AND DEPOSITS WITH CUSTODIAN

    The Company accrues liabilities, or "reserves," for its Certificate obligations in accordance with the 1940 Act. In general, the Company establishes reserves monthly in an amount equal to the total values due to Certificateholders on its outstanding Certificates including accrued but unpaid interest.

    The 1940 Act requires the Company to have capital stock in an amount not less than $250,000 and to keep on deposit, with a qualified custodian, certain kinds of investments having a value not less than $250,000 plus the amount of its outstanding certificate reserves.

    Most of its investments are on deposit pursuant to the terms of a custody agreement with U.S. Bank Trust N.A., a national banking association located in Minneapolis, Minnesota. The Company also maintains separate deposits as required by certain states. The custody agreement requires the Company to maintain investments on deposit with a value (calculated in accordance with the provisions of the 1940 Act) in excess of its reserves for outstanding certificate obligations. If the Company fails to make a required payment on a Certificate, the custodian is required, at the request of a Certificateholder, to make the payment from its investments.

                         CERTAIN FINANCIAL INFORMATION

    For information regarding the amounts of revenue, results of operations and assets attributable to its face-amount certificate business and significant events relating to its business see "Selected Financial Data" and "Management's Discussion and Analysis of Results of Operations and Financial Condition".

                                USE OF PROCEEDS

    The Company backs the Certificates by investing the money received and keeping the invested assets on deposit. The Company's investments are diversified and of generally high quality. The composition and quality of its investments is subject to change from time to time at its sole discretion, subject to requirements of the 1940 Act.

                                  INVESTMENTS

    Under provisions of the 1940 Act, we are permitted to invest our reserves only in assets that constitute "qualified investments" under the laws of the District of Columbia, and such other assets as the SEC may permit under the 1940 Act. Set out below is a summary of the types of investments in which we expect to invest, as well as a description of certain investment policies established by management and our Board of Directors.

TYPES OF INVESTMENTS

    We intend to invest our reserves, as well as the amount that we hold in excess of the reserves, primarily in the types of securities and other investments described below. Except as specifically noted, we may invest our reserves in such investments without limitation. In addition, except as specifically noted, the limitations described below apply only at the time of investment. The assets that we hold in excess of reserves are not subject to the limitations described below.

    BANK OBLIGATIONS. We may invest in CDs, bankers' acceptances, and other short-term debt obligations of banks. CDs are short-term obligations that commercial banks issue for a specified period of time and at a specified interest rate. Banker's acceptances are time drafts drawn on a commercial bank by a borrower, usually in connection with international commercial transactions.

    COMMERCIAL PAPER AND OTHER CORPORATE DEBT. We may invest in commercial paper issued by companies that meet the criteria for investment by life insurance companies under the laws of the District of Columbia ("qualified corporations"). Commercial paper consists of short-term unsecured promissory notes that qualified corporations issue to finance short-term credit needs. We also may invest in longer-term debt obligations of qualified corporations. We will not invest more than two percent of our reserves in any one issue of such obligations of any one qualified corporation. In addition, we do not intend to invest in any debt securities rated below investment grade by any nationally recognized statistical rating organization.

    EQUIPMENT RELATED INSTRUMENTS. We may invest in equipment trust certificates and similar instruments (collectively, "equipment related instruments") that are secured by transportation equipment (e.g., railroad cars, trucks, and airplanes) that has been sold or leased to a common carrier. Equipment related instruments are a means of financing the acquisition of equipment. A trustee, such as a bank, holds the title to the equipment, collects purchase or lease payments from the purchaser, and, in turn, makes principal and interest payments to the instrument holders for a specified term. In case of default, the trustee is authorized to sell the equipment to protect the instrument holders. We will not invest more than two percent of our reserves in any one issue of an equipment-related instrument by any one qualified corporation.

    MUNICIPAL SECURITIES. We may invest in various types of municipal securities, which are debt securities issued by a state, its political subdivisions, agencies, authorities, school districts, and other governmental instrumentalities for various public purposes, including, for example, the construction of public facilities, hospitals, highways, and schools. We will only invest in municipal securities that (i) represent direct and general obligations of the issuing governmental entity, or (ii) are payable from designated revenues pledged to the payment of the principal and interest on such securities.

    PREFERRED AND COMMON STOCK. We may invest in preferred and common stock of qualified corporations. Preferred stock has priority over common stock as to income and generally as to the assets of an issuer, but usually has limited voting rights. We may invest in the common stocks of qualified corporations whose debt and preferred stock, if any, also meet our criteria for investment. We will not invest more than one percent of our reserves in the preferred or common stock of any single qualified corporation.

    REAL ESTATE AND REAL ESTATE LOANS. We may invest directly in real estate or in real estate loans. We generally will only purchase or hold real estate if it is income producing. We may, however, also receive real estate in satisfaction of debts owed to us, and may improve or develop any real estate that we acquire. We will not invest or agree to invest in real estate if such investment would cause us to: (i) invest more than two percent of our reserves in real estate or improvements thereon during any period of 12 consecutive months; (ii) invest or hold more than five percent of our reserves in real estate or improvements thereon for the purpose of producing income; or (iii) hold more than 10% of our reserves in real estate. We also may invest in real estate loans secured by a first lien on the real estate, PROVIDED such real estate is worth at least
33 1/3% more than the amount loaned.

    U.S. GOVERNMENT SECURITIES. We may invest in direct obligations of the U.S. Government ("U.S. Government securities"). These include bills (which have maturities of one year or less), notes (which have maturities of between 2 and 10 years), and bonds (which have maturities greater than 10 years) issued by the U.S. Treasury ("Treasury"). The market value of U.S. Government securities will fluctuate with changes in interest rate levels. Thus, if interest rates increase from the time the security was purchased, the market value of the security will decrease. Conversely, if interest rates decrease, the market value of the security will increase.

    U.S. GOVERNMENT AGENCY SECURITIES. We may invest in securities issued by certain federal agencies that are (i) backed by the full faith and credit of the United States, (ii) guaranteed by the Treasury, (iii) or are supported by the agency's right to borrow from the Treasury. Issuing agencies may include, for example, the Government National Mortgage Association ("GNMA" or Ginnie Mae"), Federal National Mortgage Association ("FNMA" or "Fannie Mae"), or Federal Home Loan Mortgage Corporation ("FHLMC" or "Freddie Mac"). Although their close relationship with the U.S. Government is believed to make them high-quality securities with minimal credit risks, the U.S. Government is not obligated by law to support either FNMA or FHLMC.

INVESTMENT POLICIES

    The Company's management and the Board has established the investment policies set out below. Subject to the approval of the Company's sole shareholder, these policies may be changed at any time without Certificate owner approval.

    BORROWING. We may borrow money to a limited extent from banks (including the Company's custodian bank) as we deem necessary or appropriate to our business. We currently do not intend to borrow amounts equal to more than 25% of our total assets (including the amount borrowed). We will not buy securities on margin or sell securities short.

    COMMODITIES. We do not currently intend to engage in the purchase or sale of commodities.

    CONCENTRATION. Except as noted below, we will not invest more than 25% of our assets in the securities of issuers in any one industry. The foregoing limitation does not apply to investments in U.S. Government and U.S. Government agency securities, nor to real estate and real estate loans.

    LOANS. In addition to real estate loans, described above, we may make loans of varying terms to financial institutions and individuals in amounts up to 85% of the value of the securities pledged as collateral for the loans at the time we make the loans. The securities pledged as collateral must be of a type in which we can invest.

    PORTFOLIO TURNOVER. We will buy, sell, or hold our assets in the manner that we deem prudent, without regard to the impact on the turnover rate of our portfolio.

    SENIOR SECURITIES. We are restricted by law from issuing any securities other than face-amount certificates, common stock, and promissory notes or other paper related to our borrowings.

    UNDERWRITING SECURITIES. We do not intend to act as an underwriter of securities issued by other persons. We may, however, be deemed to be an underwriter when we purchase and later sell unregistered securities.
                            ------------------------

    To the extent that the above-described investments and investment policies differ from the investments made and policies followed prior to the Acquisition, the Company expects to effect changes over time to conform the composition of its investments to the Company's current investment policies. In any case, the Company's reserves supporting its outstanding Certificates must consist only of "qualified investments" under the 1940 Act.

MANAGEMENT OF SECURITIES INVESTMENTS

    Subject to the oversight of the Board, the Company's management is responsible for selecting and managing the Company's securities investments to ensure that the Company has, in cash or qualified investments, as that term is defined in Section 28(b) of the 1940 Act, assets having an aggregate value not less than that required by applicable law. Qualified investments are defined as those investments which life insurance companies are permitted to invest in or hold under provisions of the Insurance Code of the District of Columbia. Management also is responsible for placing orders for the purchase and sale of the Company's securities investments with brokers and dealers. The Company may in the future engage one or more investment advisers to assist the Company in the management of its securities investments.

REAL ESTATE LOAN PORTFOLIO

    The Company's real estate loan portfolio is managed by the Company's wholly-owned subsidiary, Atlantic Capital Funding Corporation ("ACFC"). ACFC performs all of the underwriting, closing and servicing of mortgage investments for the Company. ACFC may originate and process loans directly as well as offer its loan programs to outside mortgage brokers and bankers on a wholesale basis. In the latter case, outside brokers will originate and process loans and ACFC will underwrite and close the loans that meet its investment requirements. ACFC may enter into agreements with select outside mortgage brokers, bankers and mortage loan servicing companies to service certain types of mortgages that may require special servicing treatment because of various factors, such as the unique features of the underlying real estate or the credit quality of the borrowers.

PERFORMANCE

    From time to time, the Company may quote current and historical yields on its Certificates in advertisements and in sales literature. The availability of the current yields quoted will depend on when you purchase your Certificate, how much you invest, and the Guarantee Period you select. Quotations of historical yields are not indicative of future yields. The Company also may compare its yield to those offered by competing products, such as CDs and Treasuries, as well as other fixed income securities.

                          HOW TO PURCHASE CERTIFICATES

    You may purchase Certificates through one of the methods described below. You must complete an application and submit it, along with payment at the time of purchase. THE COMPANY RESERVES THE RIGHT TO ACCEPT OR REJECT ANY APPLICATION AT ITS SOLE DISCRETION.

THROUGH THE COMPANY

    BY MAIL. You may purchase Certificates directly from the Company by mailing a completed application together with a check, to our Administrative Office. Your envelope should be addressed: SBM Certificate Company, 100 North Minnesota Street, 2nd Floor, New Ulm, MN 56073.

    BY WIRE. You may also wire payments for Certificates from your financial institution to the Company's wire receiving bank account. Before wiring funds, please notify Client Services at 1-888-749-4353 to advise the Company of your investment and to receive instructions as to how and where to wire your investment funds.

    The minimum amount you may wire is $1,000. Please remember to return your completed application to Client Services at the address above. A copy of the application must coincide with your wire funds that day and the original application must be delivered to the Company within three (3) business days following the transaction to ensure the Effective Date of your Certificate.

THROUGH AUTHORIZED SELLERS

    You may purchase Certificates through broker-dealers that have selling agreements with the Company. Broker-dealers will receive compensation that is not expected to exceed 6% of the amount of the purchase payment for a Certificate. Please call Client Services at 1-888-749-4353 to find out if your broker-dealer is on the Company's list of authorized sellers. Any compensation to authorized sellers is paid by the Company's general fund, so that all of your money will be invested in your Certificate.

AFFINITY GROUPS

    From time to time, the Company may seek to introduce Certificates to members of affinity groups, including service organizations, non-profit associations, and other types of membership organizations (collectively, "affinity groups") through various programs including the Company's Partners in Philanthropy program. Although affinity groups are not permitted to sell Certificates, they may provide the Company with mailing lists and other information to enhance the marketing of Certificates to their members. For their cooperation, the Company may compensate affinity groups an amount that is mutually agreed upon. Please call Client Services at 1-888-749-4353 for the current list of affinity groups with whom the Company has arrangements.

INVESTMENT AMOUNTS

    For an explanation of the minimum and maximum investments in each type of Certificate, see "Description of the Certificates." Certain additional restrictions may apply if you use the Certificates to fund your Individual Retirement Account ("IRA") or other qualified retirement plan account.

CANCELING YOUR ORDER

    You can, without incurring a withdrawal charge or other penalty, cancel your investment in a Certificate within ten days after the date on which you purchased your Certificate. Simply call or write Client Services at the same telephone number or address as indicated above. You will not earn any interest on Certificates that you cancel under this provision. The Company will disburse a refund check to you within 30 days of your cancellation request.

APPLICATION ACCEPTANCE

    All applications to purchase Certificates are subject to the Company's acceptance or rejection in its sole discretion. If your application to purchase a Certificate is accepted, you will receive a confirmation of such acceptance. You will also receive an annual statement reflecting all account activity. The Company does not issue paper certificates to evidence the purchase of Certificates. Instead, your Certificate purchase is registered with the Company in book registration form, thereby relieving you of the responsibility for the safekeeping of paper certificates and the need to deliver them to the Company upon redemption. Please refer to our Face-Amount Certificate Confirmation Statement for terms and conditions and detailed information about your Certificate.

                         ABOUT SBM CERTIFICATE COMPANY

HISTORY

    SBM MN was incorporated in Minnesota in June 1990 to assume the face-amount certificate business of SBM Company ("SBM") which began in 1914. ARM purchased most of the assets of SBM in June 1995 and continued the issuance of face-amount certificates. As a result of the Acquisition, the Company has assumed the obligations of SBM MN's outstanding face-amount certificates and now is the issuer of face-amount certificates that trace their origin to the early 1900s.

BUSINESS

    The Company is a face-amount certificate company registered under the 1940 Act. Its sole business is issuing and servicing fixed-rate face-amount certificates. A face-amount certificate is an obligation of the issuer to pay a face, or principal, amount, plus specified interest, to the holder of the certificate. Under the Certificates, the face amount may be paid at the end of a Certificate's Guarantee Period or at its Maturity Date. Lesser amounts are paid at such times if all or part of an investment in the Certificate is withdrawn prior to maturity or the end of any Guarantee Period. Interest, as described above, may be paid quarterly or annually, or may be compounded.

    The Company currently offers four series of single-payment investment Certificates. The Company's face-amount certificate operations include issuance of single-payment certificates and the servicing of outstanding single-payment and installment certificates, the investment of related funds, and other related service activities.

    The Company's gross income is derived primarily from the margin between earnings on its investments and amounts paid or credited on its fixed rate Certificate deposits ("investment spread"). The Company's net income is determined by deducting investment and other expenses and federal income taxes. The investment spread is affected principally by general economic conditions, government monetary policy, the policies of regulatory authorities that influence market interest rates, and the Company's ability to respond to changes in such rates. Changes in market interest rates may have a negative impact on its earnings. See "Management's Discussion and Analysis of Results of Operations and Financial Condition" and "Risk Factors".

    State Bond provides the Company with management, marketing and administrative services pursuant to an Administrative Services Agreement dated as of July 19, 2000 between the Company and its parent, State Bond. See "Relationship with State Bond and Affiliates."

COMPETITION

    The Company's face-amount certificate business competes in general with various types of individual savings products which offer a fixed rate of return on investors' money, especially insurance, bank and thrift products. Some of these other products are insured by governmental agencies or funds or private third parties. For example, banks and thrifts typically have federal deposit insurance covering monies deposited with them. The Company's Certificates are not guaranteed or insured by any governmental agency or fund or independent third party but are supported by reserves we are required to maintain by law. The Company's ability to offer competitive interest rates, attractive terms, and efficient service are its primary basis for meeting competition. American Express Certificate Company (formerly IDS Certificate Company) is the Company's main competitor in the issuance of face-amount certificates.

EMPLOYEES

    The Company currently has no employees, other than its officers who are compensated for their services to the Company under the terms of the Administrative Services Agreement with State Bond.

CAPITAL STRUCTURE

    The Company has 10,000,000 shares of authorized common stock, $1 par value, of which 250,000 shares are currently issued and outstanding. State Bond owns all of the Company's issued and outstanding shares.

REGULATION

    Like many financial service companies which offer investment opportunities to the public, the Company is subject to federal and state regulation. In particular, the 1940 Act and rules issued by the SEC specify certain terms for face-amount certificates, the method for calculating reserve liabilities on outstanding certificates, the minimum amounts and types of investments to be deposited with a qualified custodian to support such reserve liabilities, and a variety of other restrictions. See "Description of the Certificates" and "Reserves and Deposits with Custodian" and Note 9 of Notes to Financial Statements (Audited).

    The Company is not a bank, broker-dealer or insurance company. THE CERTIFICATES ARE NOT BANK PRODUCTS, EQUITY INVESTMENTS, ANNUITIES OR LIFE INSURANCE, AND ARE NOT GUARANTEED OR INSURED BY ANY GOVERNMENTAL AGENCY OR FUND OR PRIVATE THIRD PARTY.

DESCRIPTION OF PROPERTY

    The Company's executive offices (the "Corporate Offices") are located at 5105 River Road, Suite 101, Bethesda, Maryland. The main telephone number for the Corporate Offices is (301) 656-4200. The Corporate Offices are the primary location for State Bond's and the Company's investment, accounting, corporate accounting, and marketing activities and various support personnel. These offices are leased by State Bond which makes them available to the Company under the Administrative Services Agreement.

LEGAL PROCEEDINGS

    The Company is not a party to, nor is any of its property the subject of, any material pending legal proceedings, other than ordinary litigation routine to its business.

                        EXECUTIVE OFFICERS AND DIRECTORS

    Certain information about the Company's directors and officers, including their principal occupations for the past five years, is set out below. Members of the Board who are considered "interested persons" of the Company under the 1940 Act are indicated by an asterisk (*). The Company's directors and officers, other than directors who are not interested persons of the Company, serve in such capacities without compensation. Officers are appointed annually at the annual meeting of the Company's Board of Directors.

    The individuals named below became officers and directors of the Company in July 2000, upon completion of the Acquisition and the resignation of their predecessors, except that Eric M. Westbury became President of the Company in December 2000.

                            POSITIONS WITH
NAME AND AGE                 THE COMPANY    PRINCIPAL OCCUPATIONS DURING THE PAST FIVE YEARS
------------                --------------  ------------------------------------------------
John J. Lawbaugh (31)*....  Chairman of     Managing Member, State Bond & Mortgage Company,
                            the Board,        L.L.C. (Since May 2000); President, 1st
                            President and     Atlantic Guaranty Corporation (face-amount
                            Treasurer         certificate company); prior to that, President,
                                              Atlantic Capital Funding Corporation
                                              (commercial and residential mortgage banking);
                                              President, Atlantic Pension & Trust (private
                                              pension fund management).

Iraline G. Barnes (53)....  Director        Special Counsel, Roseman & Colin (since 1999);
                                              Prior to that, Senior Judge, DC Superior Court;
                                              Prior to that, Vice President of Corporate
                                              Relations, Potomac Electric Power Co.

Kumar Barve (42)..........  Director        Delegate to the State Senate, Maryland; Prior to
                                              that, Accountant/Chief Financial Officer,
                                              Environmental Management Services, Inc.
                                              (Hazardous Waste Disposal and Environmental
                                              Consulting)

Nancy Hopkinson (59)......  Director        Currently Retired (since 1996); prior to that,
                                              Teacher and School Administrator, Montgomery
                                              County Public Schools (Maryland)

Brian Murphy (57)*........  Director        Partner, Griffin, Griffin, Tarby & Murphy, LLP
                                              (law firm)

Brian P. Smith (47)*......  Director and    Vice President, 1st Atlantic Guaranty
                            Secretary         Corporation; prior to that, Operations Manager,
                                              Atlantic Capital Funding Corporation;
                                              Operations Manager, Atlantic Pension & Trust
                                              (private pension fund management); Operations
                                              Manager, Enterprise Network Applications
                                              (computer software company)

                            POSITIONS WITH
NAME AND AGE                 THE COMPANY    PRINCIPAL OCCUPATIONS DURING THE PAST FIVE YEARS
------------                --------------  ------------------------------------------------
Marialice B. Williams       Director        President of Risk Mitigation Strategists;
  (55)....................                    Chairman, D.C. Housing Finance Agency;
                                              Chairman, Advisory Committee of WPFW (89.3FM)
                                              Radio; Prior to that, Director, Capital Markets
                                              section of the Multifamily Division of Federal
                                              National Mortgage Association. (from 1989-1998)

Eric M. Westbury (37).....  President       Executive Vice President, State Bond & Mortgage
                                              Company, L.L.C. (since May 2000); Executive
                                              Vice President, 1st Atlantic Guaranty
                                              Corporation (since November 1999); prior to
                                              that, President and Chief Operating Officer of
                                              The Washington Development Group (private real
                                              estate development and management company),
                                              from September 1997 through November 1999.
                                              Prior to that, Vice-President, Market Executive
                                              (commercial and retail banking) First Union
                                              National Bank, Washington, DC.

BOARD OF DIRECTORS

    The Board of Directors is responsible for the overall management of the Company's business. Directors are elected annually at the Company's annual meeting of shareholders. Each Director who is not an interested person of the Company receives an annual retainer of $500, plus a $750 fee for each regular or special Board meeting he or she attends. The Directors also receive reimbursement for their expenses incurred in attending any meeting of the Board. The Board generally meets quarterly.

COMMITTEES OF THE BOARD OF DIRECTORS

    The Company has an Audit Committee, Executive Committee and Investments Committee. The duties of each Committee and its present membership are as follows:

    AUDIT COMMITTEE: The members of the Audit Committee consult with the Company's independent auditors if the auditors deem it desirable, and meet with the Company's independent auditors at least once annually to discuss the scope and results of the annual audit of the Company and such other matters as the Committee members deem appropriate or desirable. Directors Barnes, Barve and Williams are members of the Audit Committee.

    EXECUTIVE COMMITTEE: During intervals between meetings of the Board, the Executive Committee possesses and may exercise all of the powers of the Board in the management of the Company except as to those matters that specifically require action by the Board. Directors Hopkinson, Lawbaugh, and Murphy are members of the Executive Committee.

    INVESTMENTS COMMITTEE: The members of the Investments Committee oversee the Company's investment activities. Directors Lawbaugh, Murphy and Williams are members of the Investments Committee.

                  RELATIONSHIP WITH STATE BOND AND AFFILIATES

    Pursuant to the Administrative Services Agreement dated as of July 19, 2000, State Bond provides administrative services to the Company. Under the terms of that Agreement, State Bond makes available certain of its property, equipment and facilities to the Company for use in its business operations. State Bond also provides the Company with certain administrative and special services, including personnel. The Company's officers also are officers of State Bond. The annual charge to the Company for the services and facilities provided by State Bond is 2% of the Company's total certificate reserves as defined in the Administrative Services Agreement. At no time, however, may the charge cause the Company to have assets of less than the total of the qualified investments and capital stock required under the 1940 Act. State Bond's parent, 1st Atlantic, is wholly owned by John J. Lawbaugh and Brian P. Smith, officers and Directors of the Company.

    In connection with the Acquisition, certain dividend payments were made by the Company to its former, and to its current, parent as described in Note 3 of the Notes to Condensed Financial Statements (unaudited) of the Company as of September 30, 2000.

                              INDEPENDENT AUDITORS

    SBM MN's financial statements, included herein at December 31, 1999 and 1998, and for each of the three years in the period ended December 31, 1999, have been audited by Ernst & Young LLP as set forth in their reports appearing elsewhere herein, and are included in reliance on such reports given upon the authority of such firm as experts in accounting and auditing. The Company has selected Reznick, Fedder & Silverman as its independent auditors for the year ending December 31, 2000.

                            SELECTED FINANCIAL DATA

    The following table contains selected financial data of the Company for the five years ended December 31, 1999. The financial data was derived from the audited financial statements of SBM MN. The report of Ernst & Young LLP, independent auditors, with respect to the three years ended December 31, 1999, appears in this Prospectus. The financial data for the nine month periods ended September 30, 2000 and 1999 are derived from unaudited financial statements. The unaudited financial statements include all adjustments, consisting of normal recurring accruals, which the Company considers necessary for a fair presentation of the financial position and results of operations for these periods.

    Operating results for the nine months ended September 30, 2000 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 2000. The data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements, related notes, and other financial information included in this Prospectus.

                                                                                                          NINE MONTHS
                                                                                                             ENDED
                                                             YEAR ENDED DECEMBER 31                      SEPTEMBER 30
                                              ----------------------------------------------------   ---------------------
                                                1999       1998       1997       1996      1995*       2000         1999
                                              --------   --------   --------   --------   --------   --------     --------
                                                                 (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA
Total investment income.....................  $ 2,292    $ 2,827    $ 3,933    $ 4,290    $ 4,889    $ 1,468**    $ 1,725**
Interest credited on certificate reserves...   (1,615)    (2,063)    (2,795)    (2,822)    (2,929)       885        1,247
Net investment spread.......................      677        763      1,138      1,468      1,960        583          478
Total investment and other expenses.........     (370)      (576)      (755)      (815)      (958)      (236)        (278)
Federal income tax (expense) benefit........      102        (54)      (124)      (238)      (406)      (138)        (112)
Net investment income (loss)................      409        134        259        415        596        209           88
Net realized investment gains (losses)......     (373)      (103)      (164)       317        181       (454)        (471)
Net income (loss)...........................       36         31         95        732        777       (245)        (383)
Earnings (loss) per share***................     0.14       0.12       0.38       2.93       3.11      (0.98)       (1.53)

BALANCE SHEET DATA (END OF PERIOD)
Total assets................................  $34,285    $39,354    $60,270    $55,726    $60,580    $24,476      $35,424
Face-amount certificate reserves............   30,117     34,068     45,127     50,186     52,460     22,811       31,082
Shareholder's equity........................    4,168      5,028      4,982      5,064      4,986      1,412        4,290

------------------------------

* SMB MN was acquired by ARM effective as of May 31, 1995. The results of operations for 1995 represent SBM MN's historical results for the period from January 1, 1995 to May 31, 1995 combined with results of its operations subsequent to the ARM acquisition from June 1, 1995 to December 31, 1995. The operating results subsequent to the ARM acquisition include the effect of new accounting values assigned to invested assets and intangibles and differences in management and investment advisory fees charged by ARM and SBM MN's immediate predecessor.

** Before net realized investment gains (losses) to conform to full year Statements of Operations format.

*** Earnings (loss) per share based on 250,000 shares issued and outstanding.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

    The discussion and analysis of financial condition and results of operations for the full years included, as set forth under this caption is based on the discussion and analysis of management prior to the Acquisition as included in SBM MN's Annual Report on Form 10-K for the year ended December 31, 1999. The term "Company" should be read as SBM MN as the context and time period requires. The Acquisition was completed on July 19, 2000, as stated earlier.

RESULTS OF OPERATIONS

1999 COMPARED WITH 1998

    Net investment income (net income excluding net realized investment gains and losses) was $408,673 and $133,733 for 1999 and 1998, respectively. The increase in net investment income was primarily attributable to a decrease in real estate expenses (due to the sale of real estate in 1998), and lower investment and other expenses.

    Net investment spread, which is the difference between investment income and interest credited on certificate reserves, decreased to $0.7 million during 1999 from $0.8 million in 1998. These amounts reflect net investment spread of 1.20% and 1.12% during 1999 and 1998, respectively, between the Company's investment yield on average cash and investments and the average rate credited on certificate reserves. The Company's investment income decreased to $2.3 million from $2.8 million for 1999 and 1998, respectively. These amounts represent investment yields of 6.20% and 6.46% on average cash and investments of $36.9 million and $43.8 million for 1999 and 1998, respectively. This decrease in annualized investment yield on cash and investments was primarily attributable to the Company investing in lower yielding securities during 1999 compared to 1998.

    Interest credited on certificate reserves was $1.6 million and $2.1 million for 1999 and 1998, respectively. These amounts represent average rates of interest credited of 5.00% and 5.34% on average certificate reserves of $32.3 million and $38.7 million for 1999 and 1998, respectively. The majority of the Company's outstanding face-amount certificates are fixed-rate three-year contracts. The Company monitors credited interest rates for new and renewal issues against competitive products, mainly bank certificates of deposit. Credited interest rate adjustments (up or down) on new certificates are made as the Company deems necessary. New and renewal contracts issued during 1999 have crediting rates that are generally lower than contracts that matured during that period, resulting in the overall decrease in the average crediting rate.

    Investment and other expenses were $369,825 and $575,823 for 1999 and 1998, respectively. The decrease in investment and other expenses is primarily attributable to a decrease in management and investment advisory fees, deferred acquisition cost amortization and renewal commissions, and real estate expenses in 1999 of $53,093, $85,316 and $87,813, respectively, compared to 1998.

    Realized investment losses (net of gains) were $470,507 and $152,977 for 1999 and 1998, respectively. Realized investment losses for 1998 include a loss of $178,795 related to the write-down to fair value and subsequent sale of the Company's real estate investment. Other realized investment gains and losses were primarily interest-rate related and attributable to the asset/liability management strategies of the Company. Fixed maturities and equity securities (i.e., non-redeemable preferred stock) classified as available-for-sale are sold during rising and falling interest rate environments which can result in period-to-period swings in interest-rate related realized investment gains and losses.

    In the event that the Company experiences higher than historical levels of certificate surrenders, the Company might need to liquidate investments other than in accordance with its normal asset/liability management strategy and, as a result, the Company could experience substantial realized investment losses.

    During 1999, net income was $36,143 compared to $30,643 in 1998. The increase was primarily attributable to an increase in net investment income partially offset by an increase in net realized investment losses.

    Certificate reserves decreased $4.0 million or 11.6% during 1999, as maturities and surrenders exceeded sales and renewals. The Company believes a factor leading to the decrease was the modest increase in intermediate-term market interest rates in 1999, which enhanced the attractiveness of competing products, such as money market funds and bank certificates of deposit. For certificates reaching their maturity date during 1999 and 1998, 66% and 61%, respectively, were renewed.

1998 COMPARED WITH 1997

    Net investment income (net income excluding net realized investment gains and losses) was $133,733 and $258,205 for 1998 and 1997, respectively. The decrease in net investment income was primarily attributable to a decrease in net investment spread, partially offset by lower investment and other expenses.

    Net investment spread, which is the difference between investment income and interest credited on certificate reserves, decreased to $0.8 million during 1998 from $1.1 million in 1997. These amounts reflect net investment spread of 1.12% and 1.63% during 1998 and 1997, respectively, between its investment yield on average cash and investments and the average rate credited on certificate reserves. The Company "s investment income decreased to $2.8 million from $3.9 million for 1998 and 1997, respectively. These amounts represent investment yields of 6.46% and 7.43% on average cash and investments of $43.8 million and

$52.9 million for 1998 and 1997, respectively. This decrease in annualized investment yield on cash and investments was primarily attributable to its investing in more corporate and plain vanilla mortgage-backed securities during 1998 compared to 1997. Further depressing the investment yield, above normal cash balances were held to provide necessary liquidity for maturing face-amount certificates.

    Interest credited on certificate reserves was $2.1 million and $2.8 million for 1998 and 1997, respectively. These amounts represent average rates of interest credited of 5.34% and 5.80% on average certificate reserves of $38.7 million and $48.2 million for 1998 and 1997, respectively. The majority of its outstanding face-amount certificates are fixed-rate three-year contracts. The Company monitors credited interest rates for new and renewal issues against competitive products, mainly bank certificates of deposit. Credited interest rate adjustments (up or down) on new certificates are made as the Company deem necessary. New and renewal contracts issued during 1998 have crediting rates that are generally lower than contracts that matured during that period, resulting in the overall decrease in the average crediting rate.

    Investment and other expenses were $575,823 and $755,256 for 1998 and 1997, respectively. The decrease in investment and other expenses is primarily attributable to a decrease in management and investment advisory fees and real estate expenses in 1998 of $39,333 and $76,247, respectively, compared to 1997. In addition, there was zero goodwill amortization during the year ended December 31, 1998 compared to the $23,833 for the year ended December 31, 1997. The goodwill asset became fully amortized during the second quarter of 1997.

    Realized investment losses were $152,977 and $268,002 for 1998 and 1997, respectively. Realized investment losses for 1998 include a loss of $178,795 related to the write-down to fair value and subsequent sale of its real estate investment. Other realized investment gains and losses were primarily interest-rate related and attributable to its asset/liability management strategies. Fixed maturities and equity securities (i.e., non-redeemable preferred stock) classified as available-for-sale are sold during rising and falling interest rate environments which can result in period-to-period swings in interest-rate related realized investment gains and losses.

    During 1998, net income was $30,643 compared to $94,688 in 1997. The decrease was primarily attributable to a decrease in net investment income partially offset by a reduction in net realized investment losses.

    Certificate reserves decreased $11.1 million or 24.5% during 1998, as maturities and surrenders exceeded sales and renewals. The Company believes a significant factor leading to the decrease is that the certificate of deposit marketplace was and continues to be very competitive. For certificates reaching their maturity date during 1998 and 1997, 61% and 64%, respectively, were renewed.

ASSET PORTFOLIO REVIEW

    The Company primarily invests in securities with fixed maturities with the objective of providing reasonable returns while limiting liquidity and credit risks. The Company's investments in fixed maturities were 100% and 97% investment grade as of December 31, 1999 and 1998, respectively. Investment grade securities are those classified as 1 or 2 by the National Association of Insurance Commissioners, or where such classifications are not available, securities are classified by a nationally recognized statistical rating organization (i.e., Standard & Poor Corporation's rating of BBB- or above). Additionally, the Company's investment portfolio had no investments in real estate, mortgage loans and common equity securities. It is expected, however, that the Company will in the future make significant investments in real estate mortgage loans, and common equities, as permitted by law. As of December 31, 1999, the Company held no securities that had defaulted on principal or interest payments.

    Fixed maturities include mortgage-backed and asset-backed securities, corporate securities, U.S. Treasury securities and other government obligations. Mortgage-backed securities ("MBSs"), which include pass-through securities and collateralized mortgage obligations ("CMOs"), totaled $10.3 million at December 31, 1999, representing 30.1% of total qualified assets (48.0% at December 31, 1998). The Company's investments in CMOs represented 29.2% and 46.7% of the Company's qualified assets as of December 31, 1999 and 1998, respectively. MBSs, including CMOs, are subject to risks associated with prepayments of the underlying mortgage loans. Prepayments cause these securities to have actual maturities different from those expected at the time of purchase. The degree to which a security is susceptible to either an increase or decrease in yield due to prepayment speed adjustments is influenced by the difference between its amortized cost and par, the relative sensitivity of the underlying mortgages backing the assets to prepayments in a changing interest rate environment and the repayment priority of the securities in the overall securitization structure. Prepayment sensitivity is evaluated and monitored, giving full consideration to the collateral characteristics, such as weighted average coupon rate, weighted average maturity and the prepayment history of the specific loan pool. Additionally, the Company routinely projects three-year liability and asset cash flows to monitor the level of liquidity for maturing face-amount certificates.

    Based on the provisions of Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities," the Company currently classifies its fixed maturity and equity securities as available-for-sale. Such securities are carried at fair value and changes in fair value, net of related deferred income taxes, are charged or credited directly to shareholder's equity. Fluctuations in interest rates during 1999 resulted in unrealized losses of $825,522 at December 31, 1999 compared to unrealized gains of $70,448 (net of $37,942 in deferred income taxes) at December 31, 1998. Volatility in reported shareholder's equity occurs as a result of the application of SFAS No. 115, which requires some assets to be carried at fair value while other assets and all liabilities are carried at historical values. As a result, adjusting the shareholder's equity for changes in the fair value of the Company's fixed maturities and equity securities without reflecting offsetting changes in the value of the Company's liabilities or other assets creates volatility in reported shareholder's equity but does not reflect the underlying economics of the Company's business.

LIQUIDITY AND FINANCIAL RESOURCES

    As of December 31, 1999, the Company had $4.6 million of qualified assets in excess of the minimum amount required by the 1940 Act and the rules and regulations promulgated thereunder by the SEC, as computed in accordance with
Section 28(b) of the 1940 Act.

    The primary liquidity requirement of the Company relates to its payment of certificate maturities and surrenders. The principal sources of cash to meet such liquidity requirements are investment income and proceeds from maturities and redemptions of investments.

    At December 31, 1999, cash and cash equivalents totaled $14.4 million, an increase of $11.1 million from December 31, 1998. Due to the uncertainty surrounding ARM and the ownership of the Company significantly higher levels of cash and cash equivalents were maintained in 1999. The Company's aim is to manage its cash and cash equivalents position so as to satisfy short-term liquidity needs. In connection with this management of cash and cash equivalents, the Company may invest idle cash in short duration fixed maturities to capture additional yield when short-term liquidity requirements permit.

    Cash flows of $2.1 million, $2.2 million and $4.0 million were generated from operating activities in 1999, 1998 and 1997, respectively. These cash flows resulted principally from investment income, less management and investment advisory fees and commissions paid. Proceeds from sales, redemptions and maturities of investments generated $37.0 million, $50.1 million and $93.1 million in cash flows during 1999, 1998 and 1997, respectively, which were offset by purchases of investments of $22.5 million, $49.3 million and $79.5 million, respectively.

NINE MONTHS ENDED SEPTEMBER 30, 2000 COMPARED WITH NINE MONTHS ENDED
  SEPTEMBER 30, 1999

    Net loss was $245,126 and $383,340 for the nine months ended September 30, 2000 and 1999, respectively. This decrease is due primarily to a decrease in the realized investment losses from the sale of securities in the investment portfolio. In addition, operating expenses for the same period were lower by 16.3% compared to the period ending September 30, 1999.

    Net investment spread, which is the difference between investment income and interest credited on certificate reserves, was $128,263 during the first nine months of 2000 compared to $7,224 during the same period in 1999. On an annualized yield basis, the net investment spread was .93% and 1.19% for the nine months ended September 30, 2000 and 1999, respectively.

    The Company's investment income decreased to $1,014,159 from $1,254,643 for the nine months ended September 30, 2000 and 1999, respectively. Realized investment losses and a reduction in the amount of invested assets were the primary reason for the lower investment income.

    These amounts represent annualized investment yields of 6.28% and 6.26% on average cash and investments of $23.7 million and $36.6 million for the nine months ended September 30, 2000 and 1999, respectively and realized losses on available for sale securities. The decrease in average cash and investments is a result of the dividends paid in the amount of approximately $5.3 million. In addition there were redemptions of face-amount certificates without any new sales of face-amount certificates from May 2000 to the present, which also contributed to the lower investment income.

    Interest credited on certificate reserves was $885,895 and $1,247,419 for the nine months ended September 30, 2000 and 1999, respectively. The decrease was a result of a decrease in the face-amount certificates outstanding in fiscal year 2000 and the withdrawal penalty charged against the reserve liability. These amounts represent annualized average rates of interest credited of 5.35% and 5.07% on average certificate reserves of $25.0 million and $32.8 million for the nine months ended September 30, 2000 and 1999, respectively. The majority of the Company's outstanding face-amount certificates are fixed-rate three-year contracts.

    The Company monitors credited interest rates for new and renewal issues against competitive products, such as bank certificates of deposit. Credited interest rate adjustments (up or down) on new certificates are made as the Company deems necessary.

    Investment and other expenses were $232,716 and $278,350 for the nine months ended September 30, 2000 and 1999, respectively. The decrease in investment and other expenses was the result of a decrease in the operating expenses related primarily to management and investment advisory fees for the third quarter of 2000. The Company entered into an Administrative Services agreement with its parent company, State Bond in which State Bond earns a fee from the Company of 2% of Total Certificate Reserves. State Bond waived the fee for the third quarter.

    The Company primarily invests in securities with fixed maturities with the objective of providing reasonable returns while limiting liquidity and credit risks. The Company's investments in fixed maturities were 100% investment grade at both September 30, 2000 and September 30, 1999. Investment grade securities are those classified as 1 or 2 by the National Association of Insurance Commissioners, or where such classifications are not available, securities are classified by a nationally recognized statistical rating organization (i.e., Standard & Poor's Corporation's rating of BBB- or above). As of September 30, 2000, the Company held no securities or mortgage loans which had defaulted on principal or interest payments.

    Additionally, the Company's investment portfolio has a small portion of its assets invested in real estate consisting of mortgage loans totaling $1,029,621 for the nine months ending September 30, 2000. It is expected, however, that the Company, will in the future make significant investments in real estate mortgage loans as permitted by law but not at the expense of assuming more than acceptable risk in the portfolio.

    Fixed maturities include mortgage-backed and asset-backed securities, corporate securities, U.S. Treasury securities and other government obligations. Mortgage-backed securities ("MBSs"), which include pass-through securities but are primarily collateralized mortgage obligations ("CMOs"), totaled
$5.0 million at September 30, 2000, representing 20.8% of total qualified assets (30.4% at September 30, 1999). MBSs, including CMOs, are subject to risks associated with prepayments of the underlying mortgage loans.

    Prepayments cause these securities to have actual maturities different from those expected at the time of purchase. The degree to which a security is susceptible to either an increase or decrease in yield is due to prepayment speed adjustments which are influenced by the differences between its amortized cost and par, the relative sensitivity of the underlying mortgages backing the assets to prepayments in a changing interest rate environment and the repayment priority of the securities in the overall securitization structure.

    Certificate reserves decreased $7.4 million or 24.3% during the first nine months of 2000, as maturities and surrenders exceeded sales and renewals. The Company believes a factor leading to the decrease was the modest increase in intermediate-term market interest rates in 2000 which enhanced the attractiveness of competing products, such as money market funds and bank certificates of deposit. In addition, there were no sales of face-amount certificates from May 1, 2000 through the present period, due to the previous owner of the Company not updating its Form S-1 Registration Statement beyond April 30, 2000.

    For face-amount certificates reaching their maturity date during the nine months ended September 30, 2000 and 1999, 26.8% and 65%, respectively, were renewed. The percentage of renewals for the period ended September 30, 2000 was adversely impacted by the need to suspend the offering of certificates as discussed previously.

    Liquidity and Financial Resources. As of September 30, 2000, the Company had $1,254,074 of qualified assets in excess of the minimum amount required by the 1940 Act. The payment of Certificate maturities and surrenders creates the Company's primary liquidity requirement. As discussed above, the principal sources of cash to meet these requirements are investment income and proceeds from maturities and sale of investments.

    At September 30, 2000, cash and cash equivalents totaled $9,082,675, a decrease of $5,324,804 from December 31, 1999. The decrease is primarily attributable to dividends paid. The Company manages its cash and cash equivalent position to satisfy short-term needs. The Company may invest idle cash in short duration fixed maturities to realize additional yield when short-term liquidity requirements permit.

    Cash flow of $666,782 was generated from operating activities in the nine months ended September 30, 2000. This cash flow resulted principally from investment income, less management and investment advisory fees and commissions paid. Proceeds from sales, and maturities of investments generated
$6,128,488 million, in cash flow during the nine-month period, which was offset by purchases of investments of $1,293,439 million.
                            ------------------------

    Managing interest rates between those earned on the Company's investments and those paid under its face-amount certificates is fundamental to the Company's investment decisions. Both rates are sensitive to changes in the general level of interest rates in the economy, as well as to competitive factors in the case of the certificates. In addition to standard methods used to analyze interest rate sensitivity, the Company regularly analyzes the potential impact of a range of different interest rate models. These provide "benchmarks" for assessing the impact on Company earnings if rates move higher or lower than the expected targets set in the Company's investment guidelines.

SBM CERTIFICATE COMPANY

                         INDEX TO FINANCIAL STATEMENTS

SBM Certificate Company (Minnesota)
  Audited Financial Statements:
  Report of Independent Auditors............................   S-2
  Balance Sheets as of December 31, 1999 and 1998...........   S-3
  Statements of Operations for the Years Ended December 31,
    1999, 1998, and 1997....................................   S-4
  Statements of Shareholder's Equity for the Years Ended
    December 31, 1999, 1998 and 1997........................   S-5
  Statements of Cash Flows for the Years Ended December 31,
    1999, 1998 and 1997                                        S-6
  Notes to Financial Statements.............................   S-7

  Unaudited Financial Statements:
  Condensed Balance Sheets as of September 30, 2000
    (Unaudited) and
    December 31, 1999.......................................  S-20
  Condensed Statement of Operations for the Nine Months
    Ended September 30, 2000 and 1999 (Unaudited)...........  S-21
  Condensed Statements of Cash Flows for the Nine Months
    Ended September 30, 2000 and 1999 (Unaudited)...........  S-22
  Notes to Financial Statements for the Nine Months Ended
    September 30, 2000 and 1999.............................  S-23

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors
SBM Certificate Company (Minnesota)

    We have audited the accompanying balance sheets of SBM Certificate Company (Minnesota) as of December 31, 1999 and 1998, and the related statements of operations, shareholder's equity, and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    Since the date of completion of our audits of the accompanying financial statements and initial issuance of our report thereon dated March 31, 2000, which report contained an explanatory paragraph regarding the Company's ability to continue as a going concern, the Company's parent, as discussed in the last paragraph of Note 2, has completed a sale agreement with 1st Atlantic Guaranty Corporation. Therefore, the conditions that raised substantial doubt about whether the Company will continue as a going concern no longer exist.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SBM Certificate Company (Minnesota) at December 31, 1999 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

                                                      /s/ ERNST & YOUNG LLP
                                                      --------------------------------------
                                                      ERNST & YOUNG LLP

Louisville, Kentucky
March 31, 2000
Except for the last paragraph of Note 2, as to which the date is July 19, 2000

                      SBM CERTIFICATE COMPANY (MINNESOTA)

                                 BALANCE SHEETS

                                                                    DECEMBER 31,
                                                              -------------------------
                                                                 1999          1998
                                                              -----------   -----------
ASSETS
Qualified assets:
  Cash and investments:
    Investments in securities of unaffiliated issuers:
      Fixed maturities, available-for-sale, at fair value
        (amortized cost: 1999--$19,886,594;
        1998--$34,136,751)..................................  $18,998,215   $34,149,196
      Equity securities, at fair value (cost: 1999 -
        1998--$290,688).....................................      353,545       390,776
    Certificate loans.......................................      124,933       164,209
    Cash and cash equivalents...............................   14,407,479     3,279,970
                                                              -----------   -----------
  Cash and investments......................................   33,884,172    37,984,151

  Receivables:
    Dividends and interest..................................      180,962       296,013
    Receivable for investment securities sold...............       53,997        22,249
                                                              -----------   -----------
  Total receivables.........................................      234,959       318,262
                                                              -----------   -----------
Total qualified assets......................................   34,119,131    38,302,413

Other fixed maturities, available-for-sale, at fair value
  (amortized cost: 1998--$851,978) (unaffiliated issuer)....           --       847,835
Deferred acquisition costs..................................      150,400       204,228
Other assets................................................       15,368            --
                                                              -----------   -----------
Total assets................................................  $34,284,899   $39,354,476
                                                              ===========   ===========

LIABILITIES AND SHAREHOLDER'S EQUITY
Liabilities:
  Certificate reserves......................................  $30,116,686   $34,067,826
  Deferred federal income taxes.............................           --        27,265
  Accounts payable and other liabilities....................           --       231,345
                                                              -----------   -----------
Total liabilities...........................................   30,116,686    34,326,436

Shareholder's equity:
  Common stock, $1 par value; 1,000,000 shares authorized;
    250,000 shares issued and outstanding...................      250,000       250,000
  Additional paid-in capital................................    3,050,000     3,050,000
  Accumulated other comprehensive income (loss) from net
    unrealized gains and losses on available-for-sale
    securities..............................................     (825,522)       70,448
  Retained earnings.........................................    1,693,735     1,657,592
                                                              -----------   -----------
Total shareholder's equity..................................    4,168,213     5,028,040
                                                              -----------   -----------
Total liabilities and shareholder's equity..................  $34,284,899   $39,354,476
                                                              ===========   ===========

                            SEE ACCOMPANYING NOTES.

                      SBM CERTIFICATE COMPANY (MINNESOTA)

                            STATEMENTS OF OPERATIONS

                                                        YEAR ENDED DECEMBER 31,
                                                  ------------------------------------
                                                     1999         1998         1997
                                                  ----------   ----------   ----------
Investment income:
  Interest income from securities...............  $2,261,957   $2,699,491   $3,729,295
  Other investment income.......................      29,602      127,006      203,810
                                                  ----------   ----------   ----------
Total investment income.........................   2,291,559    2,826,497    3,933,105

Investment and other expenses:
  Management and investment advisory fees.......     154,042      207,135      246,468
  Deferred acquisition cost amortization and
    renewal commissions.........................     193,973      279,289      288,974
  Real estate expenses..........................       2,610       90,423      166,670
  Amortization of goodwill......................          --           --       23,833
  Other expenses (income).......................      19,200       (1,024)      29,311
                                                  ----------   ----------   ----------
Total investment and other expenses.............     369,825      575,823      755,256

Interest credited on certificate reserves.......   1,615,074    2,063,311    2,795,360
                                                  ----------   ----------   ----------
Net investment income before income taxes.......     306,660      187,363      382,489
Income tax benefit (expense)....................     102,013      (53,630)    (124,284)
                                                  ----------   ----------   ----------
Net investment income...........................     408,673      133,733      258,205

Realized investment losses......................    (470,507)    (152,977)    (268,002)
Income tax benefit on realized investment
  losses........................................      97,977       49,887      104,485
                                                  ----------   ----------   ----------
Net realized investment losses..................    (372,530)    (103,090)    (163,517)
                                                  ----------   ----------   ----------
Net income......................................  $   36,143   $   30,643   $   94,688
                                                  ==========   ==========   ==========

                            SEE ACCOMPANYING NOTES.

                      SBM CERTIFICATE COMPANY (MINNESOTA)

                       STATEMENTS OF SHAREHOLDER'S EQUITY

                                                         ACCUMULATED
                                           ADDITIONAL       OTHER                        TOTAL
                                 COMMON     PAID-IN     COMPREHENSIVE    RETAINED    SHAREHOLDER'S
                                 STOCK      CAPITAL     INCOME (LOSS)    EARNINGS       EQUITY
                                --------   ----------   -------------   ----------   -------------
Balance, January 1, 1997......  $250,000   $3,050,000     $ 231,541     $1,532,261    $5,063,802
  Net income..................                                              94,688        94,688
  Change in net unrealized
    gains on
    available-for-sale
    securities, net of tax....                             (176,818)                    (176,818)
                                                                                      ----------
  Comprehensive loss..........                                                           (82,130)
                                --------   ----------     ---------     ----------    ----------
Balance, December 31, 1997....   250,000    3,050,000        54,723      1,626,949     4,981,672

  Net income..................                                              30,643        30,643
  Change in net unrealized
    gains on
    available-for-sale
    securities, net of tax....                               15,725                       15,725
                                                                                      ----------
  Comprehensive income........                                                            46,368
                                --------   ----------     ---------     ----------    ----------
Balance, December 31, 1998....   250,000    3,050,000        70,448      1,657,592     5,028,040

  Net income..................                                              36,143        36,143
  Change in net unrealized
    gains (losses) on
    available-for-sale
    securities, net of tax....                             (895,970)                    (895,970)
                                                                                      ----------
  Comprehensive loss..........                                                          (859,827)
                                --------   ----------     ---------     ----------    ----------
Balance, December 31, 1999....  $250,000   $3,050,000     $(825,522)    $1,693,735    $4,168,213
                                ========   ==========     =========     ==========    ==========

                            SEE ACCOMPANYING NOTES.

                      SBM CERTIFICATE COMPANY (MINNESOTA)

                            STATEMENTS OF CASH FLOWS

                                                              YEAR ENDED DECEMBER 31,
                                                     ------------------------------------------
                                                         1999           1998           1997
                                                     ------------   ------------   ------------
CASH FLOWS PROVIDED BY (USED IN) OPERATING
  ACTIVITIES:
Net income.........................................  $     36,143   $     30,643   $     94,688
  Adjustments to reconcile net income to cash flows
    provided by operating activities:
    Provision for certificate reserves.............     1,615,074      2,063,311      2,795,360
    Realized investment losses.....................       470,507        152,977        268,002
    Deferral of acquisition costs..................      (140,145)      (325,523)      (314,805)
    Amortization of deferred acquisition costs and
      renewal commissions..........................       193,973        279,289        288,974
    Other amortization and depreciation............        23,711        110,043        465,553
    Deferred tax expense (benefit).................        11,513        (79,525)      (162,627)
    Decrease in dividends and interest
      receivable...................................       115,051         32,503        205,442
    Changes in other assets and liabilities........      (247,085)       (57,214)       323,092
                                                     ------------   ------------   ------------
Cash flows provided by operating activities........     2,078,742      2,206,504      3,963,679
CASH FLOWS PROVIDED BY (USED IN) INVESTING
  ACTIVITIES:
Fixed maturity investments:
  Purchases........................................   (22,469,407)   (49,260,045)   (79,455,679)
  Maturities and redemptions.......................    26,873,872     24,117,893     10,812,744
  Sales............................................    10,171,240     26,000,513     82,250,553
Sales, maturities and redemptions--mortgage loans
  and
  real estate......................................            --        260,296          3,091
Repayment of certificate loans, net................        39,276         22,083         87,076
                                                     ------------   ------------   ------------
Cash flows provided by investing activities........    14,614,981      1,140,740     13,697,785
CASH FLOWS PROVIDED BY (USED IN) FINANCING
  ACTIVITIES:
Amounts paid to face-amount certificate holders....    (5,737,826)   (13,423,346)    (8,179,248)
Amounts received from face-amount certificate
  holders..........................................       171,612        301,208        325,456
                                                     ------------   ------------   ------------
Cash flows used in financing activities............    (5,566,214)   (13,122,138)    (7,853,792)
                                                     ------------   ------------   ------------
Net change in cash and cash equivalents............    11,127,509     (9,774,894)     9,807,672
Cash and cash equivalents at beginning of year.....     3,279,970     13,054,864      3,247,192
                                                     ------------   ------------   ------------
Cash and cash equivalents at end of year...........  $ 14,407,479   $  3,279,970   $ 13,054,864
                                                     ============   ============   ============

                            SEE ACCOMPANYING NOTES.

                      SBM CERTIFICATE COMPANY (MINNESOTA)

                         NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION

    SBM Certificate Company (Minnesota) (the "Company") has been a wholly owned subsidiary of ARM Financial Group, Inc. ("ARM") since June 14, 1995.

NATURE OF OPERATIONS

    The Company is an issuer of face-amount certificates and is registered under the Investment Company Act of 1940 (the "1940 Act"). A face-amount certificate is an obligation of the Company requiring the Company to pay certificate holders the original invested amount of the certificate, plus a three-year fixed-rate return, at a given maturity date. The Company's face-amount certificates are sold primarily in the Midwest. Face-amount certificates, which are similar to bank certificates of deposit, generally compete with various types of individual savings products offered by banks and insurance companies that provide a fixed rate of return on investors' money.

BASIS OF PRESENTATION

    The financial statements are prepared in accordance with accounting principles generally accepted in the United States.

INVESTMENTS

    Fixed maturities and equity securities are classified as available-for-sale. Available-for-sale securities are stated at fair value, with the unrealized gains and losses, net of taxes, reported as a separate component of shareholder's equity in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities." The amortized cost of fixed maturities classified as available-for-sale is adjusted for amortization of premiums and accretion of discounts to maturity, or in the case of mortgage-backed securities, over the estimated life of the security. Such amortization or accretion is computed using the interest method and is included in investment income. Anticipated prepayments on mortgage-backed securities are considered in determining the effective yield on such securities. If a difference arises between anticipated and actual prepayments, the carrying value of the investment is adjusted with a corresponding charge or credit to investment income. Interest and dividends are included in investment income. Certificate loans are carried at their unpaid principal balances. Cash and

                      SBM CERTIFICATE COMPANY (MINNESOTA)

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) cash equivalents consist of highly liquid investments with maturities of three months or less from the time of purchase. Security transactions are accounted for on the date the order to buy or sell is executed. Realized gains and losses on the sale of investments are determined based upon the specific identification method.

    Other invested assets includes real estate, which is recorded at cost, less accumulated depreciation since the Acquisition.

DEFERRED ACQUISITION COSTS

    Costs of issuing new face-amount certificates, principally commissions, have been deferred. These costs are amortized on a straight-line basis over the initial maturity period of the certificates which is three years.

FACE-AMOUNT CERTIFICATE RESERVES

    Face-amount certificates issued by the Company entitle certificate holders, who have made either single or installment payments, to receive a definite sum of money at maturity. Certificate reserves accrue interest, and cash surrender values are less than accumulated certificate reserves prior to maturity dates. The reserve accumulation rates, cash surrender values, and certificate reserves, among other matters, are governed by the 1940 Act.

INCOME TAXES

    The Company uses the liability method of accounting for income taxes. The Company files a consolidated federal income tax return with ARM and ARM's other non-life insurance subsidiaries. Pursuant to a tax sharing agreement, the consolidated income tax due is allocated among the companies based on each company's proportionate share of taxable income. When tax benefits are recognized for losses, (capital and operating) to the extent they can be used in the consolidated return, the company that originally generated the loss is reimbursed by the benefited company. However, in the event that no consolidated tax is owed, the tax sharing agreement does not require ARM to reimburse its subsidiaries for the use of a subsidiary's losses to offset ARM income.

                      SBM CERTIFICATE COMPANY (MINNESOTA)

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
USE OF ESTIMATES

    The preparation of financial statements requires management of the Company to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. MATERIAL EVENTS OF PARENT COMPANY

    As discussed in Note 1, the Company was a wholly-owned subsidiary of ARM as of December 31, 1999, and pursuant to an Investment Services Agreement and an Administrative Services Agreement, the Company's operations were administered and managed by ARM. On July 29, 1999, ARM announced that it was restructuring its institutional business and positioning its retail business and technology operations for the sale of ARM or its businesses or its assets. Following the July 29, 1999 announcement, the ratings of ARM and Integrity were significantly lowered several times by four major rating agencies, materially and adversely affecting Integrity's ability to market and maintain persistency of retail products. As a result, ARM sought protection with respect to its insurance subsidiary, Integrity, from the Ohio Department of Insurance. Integrity is domiciled in Ohio. On August 20, 1999, Integrity consented to a Supervision Order issued by the Ohio Department of Insurance. The supervision order was terminated on March 3, 2000 as a result of the consummation of the Insurance Transaction.

    On December 17, 1999 ARM announced that it had signed a definitive agreement whereby Western and Southern Life Insurance Company ("Western and Southern") would acquire ARM's insurance subsidiaries, Integrity Life Insurance Company ("Integrity") and National Integrity Life Insurance Company. The acquisition of the insurance companies by Western and Southern was implemented in a voluntary petition for relief under chapter 11 of the Bankruptcy Code filed on December 20, 1999 in the United States Bankruptcy Court for the District of Delaware. In re: ARM Financial Group, Inc., Case No.: 99-4430 (Judge Walsh). On March 3, 2000 ARM completed the sale of its insurance subsidiaries to Western and Southern ("the Insurance Transaction").

    Western and Southern did not acquire the Company or ARM Securities. As a result of the consummation of the Insurance Transaction, the vast majority of ARM's employees, including the employees who support the Company, became employees of Integrity (see Item 7 below). Employees of Integrity are assisting ARM in winding up ARM's affairs,

                      SBM CERTIFICATE COMPANY (MINNESOTA)

2. MATERIAL EVENTS OF PARENT COMPANY (CONTINUED) including the administration of the Company, pursuant to a Transition Services Agreement dated March 3, 2000 (the "Transition Services Agreement"). The Transition Services Agreement has a term of eighteen months, but may be terminated by Western and Southern after six months, upon 90 days notice.

    Pursuant to a Letter Agreement dated February 17, 2000 (as amended on
March 1, 2000, the "WTR&A Agreement"), ARM retained Walker, Truesdell, Radick & Associates ("WTR&A") as its Restructuring Agent, to provide consulting and management services to ARM, including services related to the sale of the Company to 1st Atlantic. On March 2, 2000, WTR&A's retention was approved by the Bankruptcy Court. WTR&A is a consulting firm that specializes in crisis management, bankruptcy administration and asset liquidation services.

    On March 28, 2000 ARM and the Company entered into a stock purchase agreement to sell the Company to 1st Atlantic Guaranty Corporation ("1stAtlantic") (the "Purchase Agreement"). The Purchase Agreement was submitted to the Bankruptcy Court for approval. An auction between interested bidders was conducted, 1st Atlantic ultimately prevailed. The Purchase Agreement as approved by the Bankruptcy Court provides for a purchase price of $1,400,000. Of the purchase price, $1,000,000 will be paid directly to ARM and $400,000 will be placed in escrow for 18 months. The escrowed proceeds shall be used to secure certain indemnifications of ARM. Immediately prior to the closing of the sale, the Company shall (subject to obtaining appropriate regulatory approvals) dividend to ARM an amount equal to the Company's shareholders' equity less
(i) $450,000 and (ii) estimated deferred acquisition costs net of income taxes. The dividend will be in the form of a transfer of certain securities, in kind, and the balance, if any, in cash or cash equivalents. The transaction was approved by the Bankruptcy Court on April 27, 2000, and closed on July 19, 2000.

                      SBM CERTIFICATE COMPANY (MINNESOTA)

3. INVESTMENTS

    The amortized cost and estimated fair values of available-for-sale securities were as follows:

                                                       GROSS        GROSS
                                                     UNREALIZED   UNREALIZED    ESTIMATED
                                          COST         GAINS        LOSSES     FAIR VALUE
                                       -----------   ----------   ----------   -----------
DECEMBER 31, 1999:
  Fixed maturities:
    Mortgage-backed securities.......  $10,558,001    $     28     $282,218    $10,275,811
    Corporate securities.............    8,161,388       7,405      569,999      7,598,794
    U.S. Treasury securities and
      obligations of U.S. government
      agencies.......................      414,246         205       31,388        383,063
    Foreign governments..............      450,602          --       13,220        437,382
    Asset-backed securities..........      139,908          --        2,583        137,325
    Obligations of state and
      political subdivisions.........      162,449       3,435           44        165,840
                                       -----------    --------     --------    -----------
  Total fixed maturities.............   19,886,594      11,073      899,452     18,998,215
  Equity securities..................      290,688      62,857           --        353,545
                                       -----------    --------     --------    -----------
      Total available-for-sale
        securities...................  $20,177,282    $ 73,930     $899,452    $19,351,760
                                       ===========    ========     ========    ===========

DECEMBER 31, 1998:
  Fixed maturities:
    Mortgage-backed securities.......  $18,342,358    $ 74,953     $ 45,435    $18,371,876
    Corporate securities.............    9,637,558      75,980      115,474      9,598,064
    U.S. Treasury securities and
      obligations of U.S. government
      agencies.......................    6,062,081      58,793        7,162      6,113,712
    Foreign governments..............      450,787          --       42,056        408,731
    Asset-backed securities..........      334,340          --        2,643        331,697
    Obligations of state and
      political subdivisions.........      161,605      11,346           --        172,951
                                       -----------    --------     --------    -----------
Total fixed maturities...............   34,988,729     221,072      212,770     34,997,031
Equity securities....................      290,688     100,088           --        390,776
                                       -----------    --------     --------    -----------
      Total available-for-sale
        securities...................  $35,279,417    $321,160     $212,770    $35,387,807
                                       ===========    ========     ========    ===========

                      SBM CERTIFICATE COMPANY (MINNESOTA)

3. INVESTMENTS (CONTINUED)
    The amortized cost and estimated fair value of fixed maturity securities by contractual maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or repay obligations with or without call or prepayment penalties and because mortgage-backed and asset-backed securities provide for periodic payments throughout their life.

                                                               DECEMBER 31, 1999
                                                           -------------------------
                                                                          ESTIMATED
                                                                            FAIR
                                                              COST          VALUE
                                                           -----------   -----------
FIXED MATURITIES:
  Due in one year or less................................  $   194,735   $   194,940
  Due after one year through five years..................      473,531       460,734
  Due after five years through ten years.................    2,780,967     2,579,918
  Due after ten years....................................    5,739,452     5,349,487
  Asset-backed securities................................      139,908       137,325
  Mortgage-backed securities.............................   10,558,001    10,275,811
                                                           -----------   -----------
    Total fixed maturities...............................  $19,886,594   $18,998,215
                                                           ===========   ===========

    Gross gains of $101,621, $123,867 and $765,664 and gross losses of $572,128,
$95,449 and $1,082,809 were realized on sales of fixed maturities classified as available-for-sale for the year ended December 31, 1999, 1998, and 1997, respectively.

    Gross gains of $23,459 and $49,143 were recognized on equity securities sold during 1998 and 1997, respectively. Gross losses of $1,062, were recognized on equity securities sold for the year ended December 31, 1998. There were no gross losses recognized on equity securities sold for the year ended December 31, 1997. There were no gross gains or losses recognized on equity securities sold for the year ended December 31, 1999.

    During 1998, the Company sold its sole investment in real estate and realized a loss of $178,795 associated with the transaction.

                      SBM CERTIFICATE COMPANY (MINNESOTA)

4. COMPREHENSIVE INCOME

    Comprehensive income is the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources, including net income and the change in unrealized gains or losses on the Company's available-for-sale securities.

    The following table shows, for available-for-sale securities, a reconciliation of the net unrealized gain (loss) arising during the period and the change in net unrealized gains (losses) as reported on the accompany statements of shareholder's equity. Amounts are reported net of related tax at the 35% statutory rate.

                                                         YEAR ENDED DECEMBER 31,
                                                    ----------------------------------
                                                       1999         1998       1997
                                                    -----------   --------   ---------
Net unrealized gain (loss) arising during period
  on available-for-sale securities................  $(1,162,300)  $99,925    $(235,975)
Reclassification adjustment for net realized
  (gains) losses included in net income...........      266,330   (84,200)      59,157
                                                    -----------   -------    ---------
Change in net unrealized gains (losses) on
  available-for-sale securities...................  $  (895,970)  $15,725    $(176,818)
                                                    ===========   =======    =========

                      SBM CERTIFICATE COMPANY (MINNESOTA)

5. CERTIFICATE RESERVES

    Total certificate reserves at December 31 are summarized as follows:

                                                              MINIMUM         ADDITIONAL
                                  1999          1998          INTEREST         INTEREST
                               -----------   -----------   --------------   --------------
Fully-paid certificates:
  Single-payment series
    503......................  $27,085,547   $30,754,255       2.50%        2.10% to 4.60%
  Installment................    1,958,776     2,084,595   2.50% to 3.50%   1.50% to 2.75%
  Optional settlement........      534,582       594,300   2.50% to 3.00%   2.00% to 2.75%
  Due to unlocated
    certificate holders......        3,191         3,126        None
                               -----------   -----------
                                29,582,096    33,436,276
Installment certificates:

Reserves to mature, by
  series:
  120, and 220...............      256,219       302,400       3.25%        1.75% to 2.00%
  315........................      120,540       135,104       3.50%        1.50% to 1.75%
Advance payments.............      157,831       194,046                 *                *
                               -----------   -----------
                                   534,590       631,550
                               -----------   -----------
    Total certificate
      reserves...............  $30,116,686   $34,067,826
                               ===========   ===========

------------------------

* Minimum interest rates on advance payments are generally the same as the rates on scheduled installment payments. Interest credited on advance payments, however, is accruing at 5.00% and will continue at that rate through 2000.

6. FAIR VALUES OF FINANCIAL INSTRUMENTS

    The following disclosure of the estimated fair values of financial instruments is made in accordance with the requirements of SFAS No. 107, "Disclosures About Fair Value of Financial Instruments." The estimated fair value amounts have been determined using available market information and appropriate valuation methodologies. However, considerable judgement was required to develop these estimates. Accordingly, the estimates are not necessarily indicative of the amounts which could be realized in a current market

                      SBM CERTIFICATE COMPANY (MINNESOTA)

6. FAIR VALUES OF FINANCIAL INSTRUMENTS (CONTINUED) exchange. The use of different market assumptions or estimation methodologies may have a material effect on the estimated fair value amounts.

                                              DECEMBER 31, 1999           DECEMBER 31, 1998
                                          -------------------------   -------------------------
                                           CARRYING      ESTIMATED     CARRYING      ESTIMATED
                                             VALE       FAIR VALUE       VALUE      FAIR VALUE
                                          -----------   -----------   -----------   -----------
Assets:
  Fixed maturities......................  $18,998,215   $18,998,215   $34,997,031   $34,997,031
  Equity securities.....................      353,545       353,545       390,776       390,776
  Certificate loans.....................      124,933       124,933       164,209       164,209
  Cash and cash equivalents.............   14,407,479    14,407,479     3,279,970     3,279,970
Liabilities:
  Certificate reserves..................   30,116,686    30,223,837    34,067,826    34,251,701
  Accounts payable and other
    liabilities.........................           --            --       231,345       231,345

    The following methods and assumptions were used in estimating fair values:

    Fair values for investments in securities are based on quoted market prices, where available. For fixed maturities and equity securities for which a quoted market price is not available, fair values are estimated using internally calculated estimates or quoted market prices of comparable instruments.

CERTIFICATE LOANS

    The carrying value of certificate loans approximates their fair value.

CASH AND CASH EQUIVALENTS

    The carrying amounts of cash and cash equivalents approximate their fair value given the short-term nature of these assets.

CERTIFICATE RESERVES

    The fair value of certificate reserves is based on a discounted cash flow analysis, using the current interest rate offered on new certificates of 5.00% at December 31, 1999 and 1998.

                      SBM CERTIFICATE COMPANY (MINNESOTA)

6. FAIR VALUES OF FINANCIAL INSTRUMENTS (CONTINUED)
OTHER INVESTED ASSETS, OTHER ASSETS, ACCOUNTS PAYABLE AND OTHER LIABILITIES

    The financial statement carrying amounts of other invested assets, other assets, accounts payable and other liabilities are deemed to be a reasonable approximation of their fair value.

7. FEDERAL INCOME TAXES

    Deferred federal income taxes reflect the net tax effects of (i) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and
(ii) operating and capital losses. Significant components of the deferred tax liabilities and assets as of December 31, 1999 and December 31, 1998 were:

                                                                 DECEMBER 31,
                                                              -------------------
                                                                1999       1998
                                                              --------   --------
Deferred tax liabilities:
  Net unrealized gains on available-for-sale securities.....  $     --   $ 37,936
  Other.....................................................     1,617      1,616
                                                              --------   --------
    Total deferred tax liabilities..........................     1,617     39,552

Deferred tax assets:
  Net unrealized losses on available-for-sale securities....   288,933         --
  Investments...............................................    96,145     73,867
  Capital loss carryover....................................   138,683         --
  Net operating loss carryforward...........................        --     58,420
                                                              --------   --------
    Total deferred tax assets...............................   523,761    132,287
  Valuation allowance for deferred tax assets...............  (522,144)  (120,000)
                                                              --------   --------
    Net deferred tax assets.................................     1,617     12,287
                                                              --------   --------
  Deferred tax liabilities shown on the accompanying balance
    sheets..................................................  $     --   $ 27,265
                                                              ========   ========

    The Company's net operating loss carryforward of $166,915 at December 31, 1998 was fully utilized in 1999.

                      SBM CERTIFICATE COMPANY (MINNESOTA)

7. FEDERAL INCOME TAXES (CONTINUED)
    The components of the provision for federal income tax expense consist of the following:

                                                           YEAR ENDED DECEMBER 31,
                                                       -------------------------------
                                                         1999        1998       1997
                                                       ---------   --------   --------
Current..............................................  $(211,503)  $83,268    $182,426
Deferred.............................................     11,513   (79,525)   (162,627)
                                                       ---------   -------    --------
Total federal income tax expense (benefit)...........  $(199,990)  $ 3,743    $ 19,799
                                                       =========   =======    ========

    In the event that future tax assets are recognized on deductible temporary differences for which a valuation allowance was provided at the Acquisition date, such benefits are applied to first reduce the balance of goodwill. During 1997, goodwill was reduced by $89,262 as a result of realizing such benefits. No such benefits were realized in 1999 and 1998. The 1997 reduction in the valuation allowance of $314,521 reduced the goodwill balance to zero.

    Federal income tax expense differs from that computed by using the federal income tax rate of 35% as shown below.

                                                           YEAR ENDED DECEMBER 31,
                                                       -------------------------------
                                                         1999        1998       1997
                                                       ---------   --------   --------
Income tax expense (benefit) at statutory rate.......  $ (57,346)  $ 12,035   $40,070
Unreimbursed capital loss carryover used by ARM......         --    281,842        --
Increase (decrease) in valuation allowance related to
  capital loss carryover.............................     66,700   (280,000)       --
Decrease in contingent tax liability.................   (200,000)        --        --
Dividend received deduction..........................     (7,211)    (7,749)  (12,457)
Tax-exempt interest..................................     (2,612)    (4,194)   (5,677)
Goodwill amortization................................         --         --     8,342
Other................................................        479      1,809   (10,479)
                                                       ---------   --------   -------
Total federal income tax expense (benefit)...........  $(199,990)  $  3,743   $19,799
                                                       =========   ========   =======

                      SBM CERTIFICATE COMPANY (MINNESOTA)

7. FEDERAL INCOME TAXES (CONTINUED)
    The Company files a consolidated federal income tax return with ARM and ARM's other non-life insurance subsidiaries. At December 31, 1999 and 1998, ($28,282) and $103,373 were due to/(from) ARM, respectively, pursuant to the tax sharing agreement, related to ordinary losses.

8. RELATED PARTY TRANSACTIONS

    Management and investment advisory fee expenses reflected in the accompanying financial statements represent allocations of expenses from ARM. These allocations include amounts for administrative and investment services, including use of property, equipment and facilities. The allocations are currently based on the proportion which such business and assets managed represents of all of ARM's and its subsidiaries' business activities. The allocations were $154,042, $207,135, and $246,468 for the years ended December 31, 1999, 1998, and 1997, respectively. Management believes that the methods used to allocate such expenses are reasonable.

    The Company has paid ARM Securities Corporation, an affiliate, $140,145, $325,523 and $314,805 for the years ended 1999, 1998 and 1997, respectively, for sales commissions and other issuance, underwriting and sales expenses.

9. SHAREHOLDER'S EQUITY AND REGULATORY MATTERS

    The Company is subject to two principal restrictions relating to its regulatory capital requirements. First, under the 1940 Act, the Company is required to establish and maintain qualified assets (as defined in Section 28(b) of the 1940 Act) having a value not less than the aggregate of certificate reserves plus $250,000 ($30.4 million and $34.3 million at December 31, 1999 and 1998, respectively). The Company had qualified assets (at amortized cost) of $34.9 million and $38.2 million at those respective dates.

    For purposes of determining compliance with the foregoing provisions, qualified assets are valued in accordance with District of Columbia Insurance Laws (the "D.C. Laws") as required by the 1940 Act. Qualified assets for which no provision for valuation is made in the D.C. Laws are valued in accordance with rules, regulations, or orders prescribed by the SEC. These values are the same as the financial statement carrying values, except that for financial statement purposes, fixed maturities and equity securities classified as available-for-sale are carried at fair value. For qualified asset purposes, fixed maturities

                      SBM CERTIFICATE COMPANY (MINNESOTA)

9. SHAREHOLDER'S EQUITY AND REGULATORY MATTERS (CONTINUED) classified as available-for-sale are valued at amortized cost and equity securities are valued at cost.

    Second, the Minnesota Department of Commerce ("MDC") has historically recommended to the Company that face-amount certificate companies should maintain a ratio of shareholder's equity to total assets of a minimum of 5% based upon a valuation of available-for-sale securities at amortized cost for purposes of this calculation. Under this formula, the Company's capital ratio was 14.0% and 12.6% at December 31, 1999 and 1998, respectively.

    Pursuant to the required calculations of various states, the provisions of the certificates, depository agreements, and the 1940 Act, qualified assets of the Company were deposited with independent custodians to meet certificate liability requirements as of December 31, 1999 and 1998, as shown in the following table. Certificate loans, secured by applicable certificate reserves, are deducted from certificate reserves in computing deposit requirements.

                                                              1999          1998
                                                           -----------   -----------
Qualified assets on deposit with:
  Central depositary.....................................  $34,214,584   $37,534,866
  State governmental authorities.........................      197,021       196,143
                                                           -----------   -----------
    Total qualified assets on deposit....................   34,411,605   $37,731,009
                                                           ===========   ===========
    Required deposits (certificate reserves less
      certificate loans plus $250,000)...................  $30,241,753   $34,153,617
                                                           ===========   ===========

    Qualified assets on deposit consisted of investment securities, at cost plus accrued interest at December 31, 1999 and 1998.

                            SBM CERTIFICATE COMPANY

                            CONDENSED BALANCE SHEETS

                                                              SEPTEMBER 30,   DECEMBER 31,
                                                                  2000            1999
                                                              -------------   ------------
                                                               (UNAUDITED)
ASSETS
Qualified assets:
  Cash and investments:
    Investments in securities of unaffiliated issuers:
      Fixed maturities, available-for-sale, at fair value
        (amortized cost: September 30, 2000--$13,444,268;
        December 31, 1999--$19,886,594).....................   $13,114,300    $18,998,215
      Equity securities, at fair value (amortized cost:
        September 30,
        2000--$161,772; December 31, 1999--$290,688)........       201,312        353,545
      Certificate loans.....................................       110,945        124,933
      Mortgage notes receivable.............................     1,029,621              0
      Cash and cash equivalents.............................     9,082,675     14,407,479
      Escrows...............................................       364,167              0
                                                               -----------    -----------
  Total cash and investments................................    23,903,020     33,884,172
  Receivables
    Dividends and interests.................................       141,216        180,962
    Receivable for investment securities sold...............        21,254         53,997
                                                               -----------    -----------
  Total receivables.........................................       162,470        234,959
                                                               -----------    -----------
Total qualified assets......................................    24,065,490     34,119,131
Other assets................................................             0         15,368
Deferred acquisition costs..................................       145,385        150,400
Goodwill, net of accumulated amortization...................       265,567              0
                                                               -----------    -----------
Total assets................................................   $24,476,442    $34,284,899
                                                               ===========    ===========
LIABILITIES AND SHAREHOLDER'S EQUITY
Liabilities:
  Certificate reserves......................................   $22,811,416    $30,116,686
  Federal taxes payable.....................................       101,283              0
  Deferred tax liability....................................        62,350              0
  Accounts payable and other liabilities....................        89,443              0
                                                               -----------    -----------
Total liabilties............................................    23,064,492     30,116,686
Shareholder's equity:
  Common Stock, $1 par value, 10,000,000 authorized, 250,000
    shares issued and outstanding...........................       250,000        250,000
  Additional paid-in capital................................     1,102,500      3,050,000
  Retained earnings (deficit)...............................       (39,644)     1,693,735
  Accumulated other comprehensive income (loss).............        99,094       (825,522)
                                                               -----------    -----------
Total shareholder's equity..................................     1,411,950      4,168,213
                                                               -----------    -----------
Total liabilities and shareholder's equity..................   $24,476,442    $34,284,899
                                                               ===========    ===========

                            SEE ACCOMPANYING NOTES.

                            SBM CERTIFICATE COMPANY

                       CONDENSED STATEMENTS OF OPERATIONS

                                                                NINE MONTHS ENDED
                                                                  SEPTEMBER 30,
                                                             -----------------------
                                                                2000         1999
                                                             ----------   ----------
Investment income:
  Interest and dividend income from securities.............  $1,454,806   $1,705,397
  Realized investment gains (losses).......................    (453,859)     470,507)
  Other investment income (losses).........................      13,212       19,753
                                                             ----------   ----------
  Total investment income..................................   1,014,159    1,254,643

Investment and other expenses:
  Management and investment advisory fees..................      68,700       99,474
  Amortization of goodwill.................................       2,984            0
  Deferred acquisition cost amortization and renewal
    commissions............................................      85,496      163,792
  Other expenses...........................................      78,520       15,084
                                                             ----------   ----------
Total investment and other expenses........................     235,700      278,350

Interest credited on certificate reserves..................     885,896    1,247,419
                                                             ----------   ----------
Net investment income before income tax benefit
  (expense)................................................    (107,437)    (271,126)
Income tax benefit (expense)...............................  $ (137,689)  $ (112,214)
                                                             ----------   ----------
Net income (loss)..........................................  $ (245,126)  $ (383,340)
                                                             ==========   ==========

                            SEE ACCOMPANYING NOTES.

                            SBM CERTIFICATE COMPANY

                       CONDENSED STATEMENTS OF CASH FLOW

          FOR THE NINE MONTH PERIOD ENDING SEPTEMBER 30, 2000 AND 1999

                                                                 2000         1999
                                                              ----------   -----------
                                                                    (UNAUDITED)
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES
Net loss:...................................................  $ (245,126)  $  (383,340)
  Adjustments to reconcile net loss to cash have provided by operating activities:
    Realized loss on sale of investments....................     453,859       470,507
    Changes in other assets and liabilities.................     458,049     1,420,310
                                                              ----------   -----------
Cash flows provided by operating activities.................     666,782     1,507,477
                                                              ----------   -----------
CASH FLOWS PROVIDED BY INVESTING ACTIVITIES:
  Cash paid for SBM-MN......................................  (1,350,000)            0
  Purchases of fixed maturity investments...................    (263,808)  (21,473,925)
  Sales and redemption of fixed maturity investments........   6,128,488    30,141,233
  Investment in mortgage notes receivable...................  (1,029,621)            0
  Repayments of certificate loans, net......................      14,388        41,483
                                                              ----------   -----------
Cash flows provided by investing activities.................   3,499,444     8,708,791
                                                              ----------   -----------
CASH FLOWS USED IN FINANCING ACTIVITIES:
  Proceeds from the sale of common stock....................       2,500             0
  Capital contributed to company............................   1,350,000             0
  Amounts paid to face-amount certificate holders...........  (5,400,850)   (4,397,769)
  Amounts received from face-amount certificate holders.....      15,681       164,612
  Dividends paid............................................  (5,458,364)            0
                                                              ----------   -----------
CASH FLOWS USED IN FINANCING ACTIVITIES:....................  (9,491,033)   (4,233,157)
                                                              ----------   -----------
Net (decrease) increase in cash and cash equivalents........  (5,324,804)    5,983,111
Cash and cash equivalents at beginning of period............  14,407,479     3,279,970
                                                              ----------   -----------
Cash and cash equivalents at end of period..................  $9,082,675   $ 9,263,081
                                                              ==========   ===========
Supplemental disclosure of significant non-cash investing
  and
  financing activities:
  Unrealized gain on investments............................  $  451,559
                                                              ==========
  Release of certificate reserve liability..................  $1,526,015
                                                              ==========
  Acquisition of SBM-MN:
    Cash purchase price.....................................   1,350,000
    Net assets acquired.....................................  (1,081,449)
                                                              ----------
  Goodwill..................................................  $  268,551
                                                              ==========

                            SEE ACCOMPANYING NOTES.

                            SBM CERTIFICATE COMPANY

              NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

                               SEPTEMBER 30, 2000

1. ORGANIZATION AND BASIS OF PRESENTATION

    SBM Certificate Company (the "Company" or "SBM-MD") was formed on May 24, 2000 under the laws of the State of Maryland. The Company is a wholly owned subsidiary of State Bond and Mortgage Company, LLC ("State Bond"). The Company is an issuer of face-amount certificates and is registered under the Investment Company Act of 1940 (the "1940 Act"). Face-amount certificates issued by the Company entitle the certificate holder to receive, at maturity, the principal investment and accrued interest. The accompanying unaudited condensed financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q.

    On July 19, 2000, SBM-MD completed a merger transaction with SBM Certificate Company, a Minnesota corporation ("SBM-MN"), whereby the Company became the surviving corporation (See note 3). In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included.

    Operating results for the Company for the nine months ended September 30, 2000, are not necessarily indicative of those to be expected for the year ending December 31, 2000. For further information, refer to the Company's financial statements and footnotes thereto for the year ended December 31, 1999, included in this Prospectus.

2. COMPREHENSIVE INCOME

    Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income," requires unrealized gains or losses on the Company's available-for-sale securities to be included in other comprehensive income.

                            SBM CERTIFICATE COMPANY

                               SEPTEMBER 30, 2000

2. COMPREHENSIVE INCOME (CONTINUED)
    The components of comprehensive income (loss), net of related tax, for the nine months ended September 30, 2000 and 1999 are as follows:

                                                                NINE MONTHS ENDED
                                                                  SEPTEMBER 30,
                                                             -----------------------
                                                               2000         1999
                                                             ---------   -----------
Net income (loss)..........................................  $(245,126)  $  (383,340)
Net unrealized gains (losses) on available-for-sale
  securities,
  net of tax...............................................    389,209      (628,772)
                                                             ---------   -----------
Comprehensive income (loss)................................  $ 144,083   $(1,012,112)
                                                             =========   ===========

3. ACQUISITION OF COMPANY BY STATE BOND AND MORTGAGE COMPANY, L.L.C.

    On July 19, 2000, State Bond completed the purchase of 100% of the issued and outstanding shares of common stock of SBM-MN, from ARM Financial Group ("ARM"), a Delaware corporation (the "Acquisition"). SBM-MN was a wholly owned subsidiary of ARM and an issuer of face-amount certificates under the Investment Company Act of 1940. The Company filed a report on Form 8-K dated July 24, 2000 to report the Acquisition.

    State Bond effected the Acquisition as assignee under a Stock Purchase Agreement, dated March 28, 2000, by and among 1st Atlantic Guaranty Corporation ("1st Atlantic"), a Maryland corporation, SBM-MN and ARM. State Bond is a 100% owned subsidiary of 1st Atlantic. A copy of the Stock Purchase Agreement (exhibits omitted) was included as an exhibit to 1st Atlantic's Form 8-K dated April 12, 2000, filed to report the then proposed acquisition.

    The Stock Purchase Agreement provided for a purchase price of $1,400,000, which allowed for an adjustment to the purchase price based on actual asset value at the date of the Acquisition. As a result, the purchase price was reduced to $1,350,000, of which $950,000 was paid directly to ARM and $400,000 is being held by an escrow agent for 18 months as security for certain post-closing obligations and liabilities of ARM under the Stock Purchase Agreement. The transaction was accounted for as a reverse merger using the purchase method of accounting, whereby SBM-MD became the surviving corporation.

                            SBM CERTIFICATE COMPANY

                               SEPTEMBER 30, 2000

3. ACQUISITION OF COMPANY BY STATE BOND AND MORTGAGE COMPANY, L.L.C. (CONTINUED) Additionally the Acquisition resulted in goodwill calculated as follows:

Purchase Price............................................                $1,350,000
  Less:
    Total Assets at Acquisition...........................  $27,482,692
    Total Liabilities at Acquisition......................   26,401,243
                                                            -----------
Net Assets................................................                 1,081,449
                                                                          ----------
  Goodwill from merger....................................                $  268,551
                                                                          ==========

    Goodwill is being amortized over 15 years. Accumulated amortization was $2,984 at September 30, 2000.

    The Acquisition was financed by a short-term bank loan made to State Bond, in the amount of $1,500,000. The loan provided for a floating and fluctuating rate of interest equal to the prime rate. State Bond's President, his wife and other officers also personally guaranteed this loan.

    On July 19, 2000, upon completion of the acquisition, the Company declared and paid a cash dividend in the amount of $1,500,000 to its parent, State Bond, which used these proceeds to repay the bank borrowing described above.

    Immediately prior to the closing of the sale, the Company paid a dividend to ARM in an amount equal to the Company's shareholders' equity less (i) $450,000 and (ii) estimated deferred acquisition cost net of income taxes. The dividend, totaling $3,708,384 was in the form of a transfer of certain securities, in-kind, and the balance, in cash and cash equivalents. The transaction was approved by the Bankruptcy Court on April 27, 2000.

    Following the Acquisition, a new methodology for calculating the certificate reserve liability was adopted and implemented. This methodology is in accordance with Section 28 of the Investment Company Act of 1940, which states that the certificate reserve balance shall at no time be less than the aggregate surrender values and other amounts to which all certificate holders are entitled. Application of this method of calculating reserves resulted in a reduction of the certificate reserve liability of $1,526,015. This amount is reflected as an adjustment to the retained earnings in the financial statements.

                            SBM CERTIFICATE COMPANY

                               SEPTEMBER 30, 2000

3. ACQUISITION OF COMPANY BY STATE BOND AND MORTGAGE COMPANY, L.L.C. (CONTINUED) As a result of the Acquisition transactions, SBM-MD has succeeded SBM-MN as the "registrant" in all filings made by SBM-MN under the Securities Act of 1933, Securities Exchange Act of 1934 and Investment Act of 1940 ("1940 Act).

    Pursuant to the Stock Purchase Agreement, the former board of directors of SBM-MN has resigned and the incumbent board of directors of SBM-MD, appointed on July 13, 2000, succeeded as the board of directors for the Company.

    The Stock Purchase Agreement and related transactions described above were part of the proceedings involved in a voluntary petition for relief under Chapter 11 of the Bankruptcy Code filed on December 20, 1999 in the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court") by ARM, as previously reported in the Company's Form 10-Q report for the quarter ended June 30, 2000. The Stock Purchase Agreement, ultimate purchase of SBM-MN by 1st Atlantic (through State Bond) and dividend paid to ARM, among other transactions, were approved by the Bankruptcy Court.

4. REGISTRATION STATEMENT

    As a result of SBM-MN's lack of employees, staff assistance and the pending sale of SBM-MN, SBM-MN did not file an updated Registration Statement on Form S-1 ("S-1") with the Securities and Exchange Commission for offerings of certificates after April 30, 2000. However, the Company has filed an amendment, and will file a further amendment, to its S-1 so that the Company may resume its offerings of certificates at the earliest possible date. SBM Certificate Company (Minnesota)

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